Energy

Inveralmond House
200 Dunkeld Road
Perth
PH1 3AQ

Telephone: (0)1738 455165
Facsimile: (0)1738 455281

Securities and Exchange Commission
450 Fifth Street
WASHINGTON DC
20549
USA

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 1 3 2007
WASH. D.C. 186

4 June 2007

07024567

SUPPL

Dear Sirs

Ref: 82- 3099 SCOTTISH AND SOUTHERN ENERGY PLC

I enclose copies of the announcements, and a listing of these announcements, which have been filed with the London Stock Exchange from 1 May 2007 to 4 June 2007. This includes the announcement of preliminary results for the year to 31 March 2007.

The information is provided pursuant to Rule 12(g)3-2b of the Securities Exchange Act of 1934 as amended.

Yours sincerely

PROCESSED
JUN 2 1 2007
THOMSON
FINANCIAL

Anne Sutherland
Company Secretarial Assistant

List of Announcements

Date	Headline	LSE Number
01/05/2007	Total Voting Rights	9105V
02/05/2007	Director/ PDMR Shareholding	9892V
17/05/2007	Water Industry Competition	7738W
17/05/2007	Additional Listing	7745W
24/05/2007	Ststement re Aldborough	2042X
29/05/2007	Directorate Change	3098X
29/05/2007	Total Voting Rights	3656X
31/05/2007	Preliminary results	4836X
31/05/2007	Reward Product	4837X
31/05/2007	Co2 Target	4838X
04/06/2007	Director/ PDMR Shareholding	7092X

Regulatory Announcement

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Total Voting Rights
Released	17:00 01-May-07
Number	9105V

Scottish and Southern Energy

RNS Number:9105V
Scottish & Southern Energy PLC
01 May 2007

Scottish and Southern Energy plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Scottish and Southern Energy plc's ('the Company') capital consists of 861,925,383 ordinary shares. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company. The Company does not have any ordinary shares in treasury.

The above figure (861,925,383) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	15:46 02-May-07
Number	9892V

RNS Number:9892V
Scottish & Southern Energy PLC
02 May 2007

SHARE INCENTIVE PLAN

The Company was notified on 30 April 2007 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases on 30 April 2007 in the Company's ordinary shares:-

(a) that 30,164 shares were purchased and allocated at £15.085 per share using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and allocated a further 22,915 shares at £15.085 per share ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per employee, each month.

The purchase, referred to above, was made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Partnership Shares.

The interests of Executive directors/PDMRs of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood Director	8	5	0.000002%	26,723	0.003%
Ian Marchant Director	8	5	0.000002%	94,799	0.011%
Alistair Phillips-Davies Director	8	5	0.000002%	31,129	0.004%
Gregor Alexander Director	8	5	0.000002%	21,602	0.003%
Vincent Donnelly PDMR	8	5	N/A	N/A	N/A

Michelle Hynd PDMR	9	5	N/A	N/A	N/A
Paul Isgar PDMR	9	5	N/A	N/A	N/A
Graham Juggins PDMR	8	5	N/A	N/A	N/A
Anthony Keeling PDMR	8	5	N/A	N/A	N/A
Ian Manson PDMR	8	5	N/A	N/A	N/A
Mark Mathieson PDMR	9	5	N/A	N/A	N/A
Robert McDonald PDMR	8	5	N/A	N/A	N/A
James McPhillimy PDMR	8	5	N/A	N/A	N/A
Adrian Pike PDMR	8	5	N/A	N/A	N/A
Brian Smith PDMR	3	3	N/A	N/A	N/A
James Smith PDMR	9	5	N/A	N/A	N/A
Paul Smith PDMR	8	5	N/A	N/A	N/A
Alan Young PDMR	8	5	N/A	N/A	N/A

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Scottish and Southern Energy

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Water Industry Competition
Released	11:15 17-May-07
Number	7738W

RNS Number:7738W
Scottish & Southern Energy PLC
17 May 2007

SCOTTISH AND SOUTHERN ENERGY PLC
WATER INDUSTRY COMPETITION

Ofwat has announced a proposal to create the first new water and sewerage company to serve domestic customers since privatisation 18 years ago. It is proposing to grant an 'inset appointment' to allow Scottish and Southern Energy Water ("SSEW"), a subsidiary of Scottish and Southern Energy plc ("SSE"), to supply water and sewerage services to a 935 home development near the Wiltshire city of Salisbury. The development is in Wessex Water's current area of supply.

Ofwat is now asking for views on its proposal to grant an appointment.

Keith Mason, Ofwat's Director of Regulatory Finance and Competition, said: "This is a good step forward for competition within the water industry. Scottish and Southern will be a new player in the industry but it already has a good reputation for customer service in the gas and electricity sectors. We expect it to bring that expertise to the benefit of water and sewerage customers in this small area."

Inset appointments are allowed when sites are not currently served by an existing appointed water company, or where the current appointed water company agrees to the application, or when each of the premises in the inset area uses at least 50 million litres of water per year. There are currently 11 appointments but this would be the first one where a new entrant to the water industry would serve households.

Ofwat will ensure that customers of the new company will pay no more than they would had they been supplied by Wessex Water.

Ian Marchant, Chief Executive of SSE, said: "With interests in electricity, gas and telecoms connections, we've reviewed the extent of SSE's ability to offer 'multi-utility' services to larger customers. This ability is currently limited to a contracting role in providing water connections services. This licence will allow us to install, own, operate and supply water and sewerage services. We believe that this is the best way of getting into water. It complements an existing business activity very well and it's based on our precedent of evolving from electricity connections only to electricity and gas. It also means competition in the water industry in England and Wales is moving forward."

Enquiries to:

Scottish and Southern Energy plc
Justyn Smith - Head of Media Relations + 44 (0)870 900 0410
Sharron Miller-Mckenzie - Press Office Manager + 44 (0)870 900 0410

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Additional Listing
Released	13:17 17-May-07
Number	7745W

Scottish and Southern Energy

RNS Number:7745W
Scottish & Southern Energy PLC
17 May 2007

SCOTTISH AND SOUTHERN ENERGY PLC (THE "COMPANY")

Additional Listing

Application has been made to the UK Listing Authority and the London Stock Exchange for the admission of 72,222 ordinary shares of 50 pence each in the Company to the Official List for these securities to be admitted to trading. The application has been made to satisfy obligations under the conversion of the 3.75% Convertible Bonds due 2009 and will rank pari passu with the existing ordinary shares.

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Statement re Aldbrough
Released	16:06 24-May-07
Number	2042X

Scottish and Southern Energy

RNS Number:2042X
Scottish & Southern Energy PLC
24 May 2007

EXTENSION OF GAS STORAGE DEVELOPMENT AT ALDBROUGH

Scottish and Southern Energy plc ("SSE")and Statoil (UK) Ltd have today secured consent from East Riding of Yorkshire Council to increase the gas storage capacity at the Aldbrough site beyond that currently under development.

The companies are already developing nine storage caverns at Aldbrough, with a capacity of 420 million cubic metres (mcm), and commissioning of the first of them is expected to get under way before the end of this year. It will become the UK's largest onshore gas storage facility.

Subject to the conclusion of an agreement under Section 106 of the Town and Country Planning Act, the companies now have consent to develop a further nine gas storage caverns at Aldbrough, taking the total at the site to 18 and the total capacity to over 800mcm. After the completion of the extension, the facility will be able to provide enough gas in a day to supply around 13 million homes.

SSE is investing around £150m in the first phase of the Aldbrough development, out of a total of around £225m. The extension will largely be under ground, and the intention is to use above ground facilities already on site, although some additional development will be required. It is expected that its cost will be similar to the first phase of the development. SSE will contribute 50% of the cost of the extension in return for ownership of 50% of the capacity.

On completion of the extension, SSE will own over 800mcm of gas storage capacity, including its share of joint ventures. This includes its existing gas storage facility at Hornsea, which is adjacent to Aldbrough and which it acquired in 2002.

Ian Marchant, Chief Executive of SSE, said:

"The Energy White Paper showed that gas storage is a central part of the UK's strategy for handling more imports of gas and so this is a very important business. Construction of the extension will help to ensure that the UK can meet gas demand during periods of high energy usage, and will be a central part of our investment programme going forward."

Enquiries to:

Scottish and Southern Energy plc
Justyn Smith - Head of Media Relations + 44 (0)870 900 0410
Sharron Miller-Mckenzie - Press Office Manager + 44 (0)870 900 0410

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Directorate Change
Released	07:00 29-May-07
Number	3098X

Scottish and Southern Energy

RNS Number:3098X
Scottish & Southern Energy PLC
28 May 2007

Directorate Change

Following the appointment of Richard Gillingwater to the Board as non-Executive Director with effect from 25 May 2007, the Company notifies that Richard Gillingwater is also a director of Tomkins plc and Debenhams plc and was a director of Qinetiq Group plc until January 2006.

There are no other details that require to be disclosed in relation to paragraph 9.6.13 of the Financial Services Authority Listing Rules.

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Regulatory Announcement

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Total Voting Rights
Released	14:29 29-May-07
Number	3656X

Scottish and Southern Energy

RNS Number:3656X
Scottish & Southern Energy PLC
29 May 2007

Scottish and Southern Energy plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Scottish and Southern Energy plc's ('the Company') capital consists of 862,011,916 ordinary shares. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company. The Company does not have any ordinary shares in treasury.

The above figure (862,011,916) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Preliminary Results
Released	07:01 31-May-07
Number	4836X

Scottish and Southern Energy

31 May 2007

PRELIMINARY RESULTS FOR THE YEAR TO 31 MARCH 2007

	March 2007	March 2006	Change
Full-Year Dividend	55p	**46.5p**	**+18.3%**
Adjusted Profit Before Tax*	£1,079.3m	**£873.9m**	**+23.5%**
Adjusted Earnings Per Share*	92.5p	**74.7p**	**+23.8%**
Investment and Capital Expenditure	£663.4m	**£502.1m**	**+32.1%**
Power Station Availability (Gas)	95%	**87%**	**+9.2%**
Power Station Availability (Coal)	92%	**92%**	**-**
Energy Supply Customer Numbers	7.75m	**6.7m**	**+15.6%**
Customer Complaints to energywatch	840	**1,573**	**- 47%**
Customer Minutes Lost (SHEPD)	77	**65**	**+12 mins**
Customer Minutes Lost (SEPD)	72	**71**	**+1 min**
Lost Time and Reportable Injuries	11	**17**	**-35%**
Reportable Environmental Incidents	0	**0**	**-**

Sir Robert Smith, Chairman of Scottish and Southern Energy, said:

"SSE's strategy is to deliver sustained real growth in the dividend payable to shareholders through the efficient operation of, and investment in, a balanced range of regulated and non-regulated energy-related businesses.The successful implementation of this strategy in 2006/07 delivered another year of excellent financial performance, with profit before tax exceeding £1 billion for the first time, and strong operational performance, with our policy of responsible pricing helping us to gain more than one million additional customers.

"In addition, there has been very good progress in our major investment programme, with the result that our asset base in energy networks, electricity generation, energy supply and gas storage, which has grown substantially in recent years, will again increase significantly in the coming years.

"SSE's first responsibility to shareholders is to deliver sustained real growth in the dividend. With its operational and investment focus leading to value enhancement and creation, SSE is in an excellent position to continue to deliver very good results in the years ahead, as a customer-serving, dividend-paying company.

"Our enhanced dividend policy, starting with an 18.3% increase in the full-year dividend for 2006/07, reflects this and our priority is to deliver the new targets that we have set."

*This preliminary results statement describes **adjusted profit before tax** before exceptional items, the impact of IAS 32 and IAS 39 and after the removal of taxation on profits from jointly-controlled entities and

associates. It also describes **adjusted earnings and earnings per share** before exceptional items, the impact of IAS 32 and IAS 39 and deferred tax. In addition, it describes **adjusted operating profit** before exceptional items, the impact of IAS 32 and IAS 39, and after the removal of taxation and interest on profits from jointly controlled entities and associates.

KEY DEVELOPMENTS

ENERGY SYSTEMS

- Operating profit* of £471.1m, compared with £470.6m in previous year

Electricity networks

- Power Systems operating profit* of £368.0m, compared with £367.9m in previous year
- Investment in electricity networks up 18.8% to £204.5m
- Additional revenue of £13m earned under Ofgem's Quality of Service and other incentive schemes
- Agreement on Transmission Price Control Review 2007-12
- Beauly-Denny Public Inquiry commenced in February 2007

Gas Networks (10 months in 2005/06)

- Share of SGN's adjusted operating profit* up from £102.7m to £103.1m
- SGN capital expenditure up 10.3% to £120.4m and replacement expenditure up 41.4% to £174.8m

GENERATION AND SUPPLY

- Operating profit* up 44.5% to £642.6m

Generation

- Gas-fired power station availability up from 87% to 95%; coal station availability unchanged at 92%
- Acquisition of 50% stake in Marchwood Power Ltd, a new 840MW gas-fired power station now under construction
- Start of work on ash separation plant at Fiddler's Ferry
- Fourth highest hydro output on record
- Hadyard Hill became first UK wind farm to generate over 100MW of electricity
- Planning permission secured for a further 68MW of new wind farm capacity
- Partnership Agreement signed with Viking Energy for 600MW wind farm on Shetland
- Target adopted to reduce carbon intensity of power generated by 20% by 2016

Supply

- Net gain of over one million energy supply customers, to 7.75m, following policy of responsible pricing
- Implementation of lower energy prices from 1 March 2007; lowest domestic prices for dual fuel
- Further reduction, of 47%, in complaints reported by energywatch
- Ranked first in uSwitch.com customer satisfaction surveys and top performer in JD Power Study
- 100,000 ***'talk'*** telecoms customers achieved for first time
- First 20,000 customers won by new domestic gas boiler installation, maintenance and repair business
- New energy programme rewarding customers for energy efficiency set for launch

CONTRACTING, CONNECTIONS AND METERING

- Operating profit* up 9.8% to £51.6m, excluding Thermal Transfer which was sold on 31 March 2006
- Leeds City Council street lighting PFI launched
- Continued expansion of out-of-area electricity networks, with 38 now in operation or under construction
- New water business on track for launch
- In-sourcing of Metering work in three areas of the UK

GAS STORAGE

- Operating profit* up 104.8% to £55.9m

- Commissioning of first new storage capacity at Aldbrough set to start in the autumn of 2007
- Planning permission secured to double the size of Aldbrough development to over 800mcm

TELECOMS

- Operating profit* up 5.3% to £13.9m
- £5m investment to upgrade ethernet platform

EXCEPTIONAL ITEM - TXU Europe Group plc

- Distribution payments totalling £33.0m received (plus £0.9m in respect of Barking Power Ltd)
- On course for recovery of around 98% of agreed claim

FINANCIAL OVERVIEW

Introduction
The management of SSE is governed by six key financial principles: delivery of sustained real dividend growth; effective management of core businesses; rigorous analysis to ensure investments are well-founded and, where appropriate, innovative; maintenance of a strong balance sheet; deployment of a selective and disciplined approach to acquisitions; and use of purchase in the market of the company's own shares as the benchmark against which financial decisions are taken.

Preliminary Financial Results for 2006/07
These preliminary results for the year to 31 March 2007 are reported under International Financial Reporting Standards. In previous results statements, SSE's focus was on profit before tax before exceptional items, net finance income from pension assets (IAS 19), the impact of IAS 32 and IAS 39, and after the removal of taxation on profits from jointly controlled entities and associates. In these preliminary results, however, in line with emerging practice and as stated in the interim results in November 2006, SSE no longer makes any adjustment in respect of net finance income from pension assets (IAS 19). Results for 2005/06 have been re-stated on this basis.

	March 07 £m	March 06 £m
Reported Profit before Tax	**1,132.0**	**896.9**
Movement in derivatives	(56.2)	70.9
Exceptional items	(33.9)	(127.4)
Tax on JVs and Associates	33.8	29.9
Interest on convertible debt	3.6	3.6
Adjusted Profit before Tax*	**1,079.3**	**873.9**
Adjusted current tax charge	(282.6)	(231.5)
Adjusted Profit after Tax*	**796.7**	**642.4**
Reported Profit after Tax	**830.5**	**642.3**
Number of shares for basic and adjusted EPS (million)	**860.9**	**859.5**
Adjusted EPS*	**92.5**	**74.7**
Basic EPS	**96.5**	**74.7**

Adjusted Profit before Tax*
Adjusted profit before tax grew by 23.5%, from £873.9m to £1,079.3m. The most substantial growth continues to be achieved in Generation and Supply. This reflects the benefits from the development and diversification of SSE's electricity generation portfolio, which is over 10,000MW, and the sustained increase in the number of energy supply-related customers, which now total 7.85 million (including 100,000 '*talk*' telecoms customers).

Adjusted Earnings per Share*
To monitor financial performance over the medium-term, SSE continues to focus on adjusted earnings per share, which increased by 23.8%, from 74.7p to 92.5p.

Dividend
The Board is recommending a final dividend of 39.9p, compared with 32.7p in the previous year, an increase of 22.0%. This will make a full year dividend of 55p, compared with 46.5p last year, an increase of 18.3%.

This increase is also designed to provide a significantly higher base for future dividend growth. From this new, higher base, SSE's target will be to deliver at least 4% annual real growth in the dividend paid to shareholders in respect of 2007/08, 2008/09 and 2009/10. Thereafter, SSE expects to continue to deliver at least sustained real growth in the dividend. This new policy replaces SSE's existing targets, which were to deliver at least 4% annual real growth in the dividend payable to shareholders in respect of 2006/07 and 2007/08, with sustained real growth thereafter.

The expected full-year dividend in respect of 2006/07, of 55p, compares with 32.4p for 2001/02, an increase of 69.8% in five years. This represents a compound annual growth rate of 11.2%. At 55p, it will also be double the dividend paid by SSE to shareholders for the financial year ending 31 March 2000.

The total full-year dividend payment to shareholders for 2006/07 is covered 1.68 times by SSE's adjusted profit after tax, compared with 1.61 times in the previous year.

ENERGY SYSTEMS

Energy Systems Introduction
SSE owns Southern Electric Power Distribution, Scottish Hydro Electric Power Distribution and Scottish Hydro Electric Transmission. These companies are the subject of incentive-based regulation by the Office of Gas and Electricity Markets (Ofgem), which sets for periods of five years the prices they can charge for the use of their electricity networks, their capital expenditure and their allowed operating expenditure, within a framework known as the Price Control. In broad terms, Ofgem seeks to strike the right balance between attracting investment in electricity and gas networks, encouraging companies to operate them as efficiently as possible and ensuring that prices ultimately borne by customers are no higher than they need to be. The current Distribution Price Control runs until April 2010. A new five-year Transmission Price Control was agreed during 2006/07 and came into effect on 1 April 2007.

As at 31 March 2007, SSE estimates that Ofgem's valuation of the assets of its electricity distribution and transmission businesses (the Regulated Asset Value or 'RAV') was over £2.6bn, based on Ofgem's methodology.

SSE also has an equity interest of 50% in, and provides corporate and management services to, Scotia Gas Networks (SGN), which owns Southern Gas Networks and Scotland Gas Networks, companies which own and operate the medium and low pressure gas distribution networks in their areas of the UK. They are the subject of incentive-based regulation similar to that which applies in electricity. The Price Control that had applied to gas distribution networks from 1 April 2002 expired on 31 March 2007, at which point a one-year Price Control was put in place to run until 31 March 2008. A Price Control for a full five-year period from 1 April 2008 is now being determined.

SGN estimates that the RAV of the networks it owns was around £3.2bn, based on Ofgem's methodology, as at 31 March 2007.

Energy Systems Overview
Operating profit* in Energy Systems, including gas distribution, increased slightly, from £470.6m to £471.1m, contributing 38.3% of SSE's total operating profit.

The amount of electricity transmitted and distributed through SSE's networks and the amount of gas distributed through SGN's networks is determined by the weather, by customers' demand for energy and by the availability of the networks themselves. Variations in the volume of energy distributed have an impact on the income earned by SSE's energy systems businesses.

2006/07 was marked by higher-than-normal temperatures throughout the year in all parts of the country. There was also a reduction in customers' use of both electricity and gas, even after allowing for weather-related variations in demand. This may reflect the impact of the higher energy supply prices which prevailed

during the year, and a growing awareness of the importance of energy efficiency.

All of this means that Southern Electric Power Distribution, Scottish Hydro Electric Power Distribution, Scottish Hydro Electric Transmission and SGN all distributed fewer units of energy during the year, and this impacted on the revenue that they earned.

If, in any year, regulated energy networks companies' revenue is greater (over recovery) or lower (under recovery) than is allowed under the relevant Price Control, the difference is carried forward and the subsequent prices the companies may charge are adjusted. Under this arrangement, the under recovery of revenue from SSE's electricity distribution networks in 2006/07 means they will receive a favourable revenue adjustment of £3.9m in 2007/08; similarly, SGN will receive a favourable revenue adjustment of £21m in the 12 months following the tariff re-setting in October 2007.

Southern Electric Power Distribution
Southern Electric Power Distribution's operating profit* fell by 0.9%, from £226.1m to £224.0m. During the year, it distributed 33.9TWh of electricity, compared with 34.9TWh in the previous year, despite a growth in the number of customers to whom electricity is distributed. This reduction in the number of units distributed was, however, partially offset by changes in their price.

Ensuring the reliability of the electricity networks it owns and operates is one of SSE's main priorities and the key measures of reliability are customer minutes lost and customer interruptions. The average number of minutes that customers in the Southern Electric Power Distribution area were without supply was 72, one more than in the previous year; and the number of supply interruptions per 100 customers was 76, compared with 78 in the previous year.

Performance in respect of both minutes lost and interruptions was ahead of the targets set by Ofgem under its Quality of Service Incentive Scheme (QSIS), which gives financial benefits to distribution network operators that deliver good performance for customers. This, together with income earned in 2006/07 under other incentive arrangements, is expected to lead to SSE receiving additional revenue totalling £9m during the next two financial years.

In January 2007, the Southern Electric Power Distribution area was affected by a storm which the Meteorological Office said was the most severe in its scale and impact for 17 years. This led to additional costs of around £2m being incurred. It resulted in almost 200,000 customers having their electricity supply interrupted. Power was restored to around 180,000 customers within a day and to almost all of the affected customers within 36 hours. Over 1,000 people in SSE, from across the country, were involved in dealing with the consequences of the storm, from engineers out in the field to customer service advisers who spoke to over 50,000 affected customers who called in. It was an exercise in which first class teamwork was key. Following the event, SSE undertook a comprehensive review to ensure that it is as well prepared as possible for storms in the future.

Scottish Hydro Electric Power Distribution and Scottish Hydro Electric Transmission
Operating profit* for Scottish Hydro Electric Power Distribution and Scottish Hydro Electric Transmission increased by 1.6%, from £141.8m to £144.0m. In the Scottish Hydro Electric area, 8.5TWh of electricity were distributed during the year, compared with 8.9 TWh distributed in the previous year. This reduction in the number of units distributed was, however, offset by changes in their price.

The average number of minutes that customers were without supply was 77, compared with 65 in the previous year (which was the best performance in the area since records began) and 82 in 2004/05. This followed an increase of almost 25% in the number of weather-related faults experienced on the 33kV network during January and February of 2007. The number of supply interruptions per 100 customers was 79, one more than in the previous year. Performance in respect of both minutes lost and interruptions was, however, ahead of Ofgem's QSIS targets. This, together with income earned in 2006/07 under other incentive arrangements is expected to lead to SSE receiving additional revenue of just under £4m during the next two financial years.

Electricity Network Investment
The key responsibility of SSE's electricity networks businesses is to maintain safe and reliable supplies of electricity and to restore supplies as quickly as possible in the event of interruptions. The Distribution Price Control Review for 2005-10 resulted in substantially increased allowances for capital expenditure to maintain and improve the networks' performance. This will enable SSE to increase its revenue from its networks, and delivery of this enhanced investment programme was one of SSE's priorities for 2006/07. It is now well under way, with capital expenditure of £204.5m during the year, which was 18.8% higher than in 2005/06. In the course of the year, SSE added just over 1,000km to the length of its networks, taking the total, including

transmission, to over 128,000km.

An example of the type of project in which investment is being made is the installation of a 15km overhead 'BLX' line and 2.5km underground cable, which will improve the security of supply to customers at Marchington on the Dorset/Wiltshire border. The cables are being laid using directional drill techniques, which avoid the need for large open trenches, under sensitive woodland, to comply with requests from English Nature and the National Trust.

Rising demand for electricity in North Hampshire and South Berkshire has created the need for a reinforcement of the local electricity network. In line with this, SSE has begun preliminary work on the installation of two 10km underground 132,000 volt cables that will carry power from National Grid's substation at Bramley to the SSE substation in Basingstoke.

In the north of Scotland, 2007/08 will be marked by the replacement of no fewer than four subsea cables, reinforcing the electricity supply to islands off the north and west coasts.

With two years of the five-year Distribution Price Control period completed, SSE forecasts that the Regulated Asset Value (RAV) of its distribution and transmission businesses is over £2.6bn. It is expected to grow by around £500m over the 2005-2010 Distribution Price Control period, based on Ofgem's methodology, to around £3bn. This excludes any major transmission investment. In line with this, SSE expects to invest around £250m in its electricity networks in 2007/08.

Future Transmission Developments
One of SSE's priorities for 2006/07 was to secure a satisfactory outcome from the Transmission Price Control Review for 2007-12, and in December 2006 it decided, on balance, to accept Ofgem's final proposals. While the allowed cost of capital was, and remains, disappointing, SSE concluded, ultimately, that there was within Ofgem's detailed proposals for areas such as capital and operational expenditure sufficient scope and incentive to secure an acceptable level of revenue from its transmission business.

As the licensed transmission company for the north of Scotland, SSE is required to ensure there is sufficient network capacity for those seeking to generate electricity from renewable sources. The project to replace the electricity transmission line connecting Beauly in the Highlands with Denny in the Central Belt of Scotland is in line with that responsibility. It is likely that the construction of its part of the replacement line will require SSE to invest over £250m, and making progress with this project was another of SSE's priorities during 2006/07. A Public Inquiry into the project began in February 2007, and was still on schedule at the end of May. It is expected that the report of the Inquiry will be submitted to Scottish Ministers for a decision during 2008.

In December 2006, SSE published a consultation document on the possible development of a new high voltage transmission line capable of accommodating power from possible renewable energy developments on the Western Isles and connecting this to the existing mainland transmission network at Beauly. The consultation document set out a preferred option for the new connection which would involve the construction of a subsea High Voltage Direct Current (HVDC) cable circuit and an underground HVDC cable. The development on this basis would require investment by SSE broadly estimated at around £375m.

Electricity Distribution and Transmission Priorities in 2007/08
During 2007/08, SSE's first objective in electricity distribution and transmission will be to maintain safe and reliable supplies of power and to restore supplies as quickly as possible in the event of interruptions, so performance in terms of customer minutes lost and customer interruptions will continue to be critical. This will be supported by delivery of continuous improvement initiatives, following a fundamental review of internal processes and customer-facing operations that is now under way. Other key priorities will be the efficient delivery of the next phase of the major programme of investment in the networks, targeted at upgrading them so as to benefit the greatest number of customers, and the successful completion of the Public Inquiry into the Beauly-Denny transmission line proposal.

Scotia Gas Networks – Financial
In June 2005, Scotia Gas Networks plc (SGN), in which SSE holds 50% of the equity, acquired the Scotland and the Southern gas distribution networks from National Grid. The networks comprise around 74,000km of gas mains, delivering gas to around 5.7m industrial, commercial and domestic customers. SSE's investment was £505m, including shareholder subordinated debt, in return for which it receives 50% of the distributable earnings from the networks. SSE is also providing corporate and management services for SGN.

SSE's share of SGN's adjusted operating profit was £103.1m during 2006/07, compared with £102.7m for the ten months from 1 June 2005. This result reflects the major reduction in gas transportation volumes

experienced during the year. SGN would have earned additional revenue if temperatures had been normal, rather than above average, and transportation volumes had also been normal, rather than lower than average. This would have added £21.0m to SSE's share of SGN's adjusted operating profit. Nevertheless, performance was supported by an ongoing focus on underlying operating costs and by improving results from SGN in its non-regulated activities.

Scotia Gas Networks – Operational

During 2006/07, the gas transportation volume for SGN's network in Scotland was 57,096GWh and for its Southern network the volume was 105,240GWh. This compares with 61,637GWh and 123,632GWh respectively in the previous year.

SGN's objective is to reach and remain at the frontier for safety, customer service and efficiency in gas distribution. During the year, it made significant progress towards the achievement of this goal. In September 2006, following negotiations, the trade unions' ballot produced a substantial vote in favour of SGN's pay and productivity offer for the three years until 2009, which will allow the introduction of much more flexible working patterns. These will be introduced while continuing to attach the highest priority to safety.

Implementation of the new structure for the business is virtually complete. The previous functionally-based arrangement has been replaced with a geographically-based organisation operating out of 24 depots, thereby enabling SGN to secure significant efficiencies. This reorganisation is intended to improve SGN's effectiveness in its customer-facing activities such as emergency response, repairs, metering work and streetworks.

As part of SGN's drive to deliver excellent customer service through this depot structure, customer satisfaction indices have been introduced across the range of activities. Almost 6,000 customers were asked to rate their experience of SGN undertaking work at their home across a range of metrics, and this culminated in an overall score of 4.11 out of 5 (5 being very satisfied). During 2006/07, this focus on customer service helped SGN to deliver a reduction in the number of complaints about it sent to energywatch for resolution, by 56% to 75.

Future performance will be supported by the introduction of new front office management systems, the total number of which has been reduced from over 50 to 11. The final stage of the implementation was completed in April and the systems are bedding in well.

During 2006/07, the number of lost time injuries in SGN fell, to 0.21 per 100,000 hours worked.

Scotia Gas Networks - Investment

During the year, SGN invested £120.4m in capital expenditure projects, compared with £109.2m in the 10 months from June 2005. It also invested £174.8m in mains and services replacement expenditure works, compared with £123.6m in the 10 months from June 2005, under the 30:30 mains replacement programme. This is the Great Britain-wide replacement of all iron gas mains within 30 metres of domestic properties in a 30-year timeframe, to improve the future reliability and safety of the network. Following this investment, SGN estimates that the RAV of the networks it owns was around £3.2bn as at 31 March 2007 – the same as the total enterprise value paid when they were acquired in June 2005.

In 2007/08, SGN expects to invest around £200m in capital expenditure projects and around £190m in replacement expenditure works. With such high levels of investment expected in future years, the RAV of SGN is on course to increase significantly.

Future Scotia Gas Network developments

SGN decided to accept Ofgem's final proposals for the gas distribution one-year price control for 2007-08. As in electricity transmission, the allowed cost of capital in gas distribution was disappointing and should not be seen as a precedent for the forthcoming five-year review for 2008-13. Nevertheless, SGN's networks secured the highest increases in revenue amongst the eight gas distribution networks. The policy frameworks for 'shrinkage' gas, pensions deficit and capital and replacement expenditure were all satisfactorily dealt with in the context of what was a one-year review period.

On 29 May 2007, Ofgem published its initial proposals for the 2008-13 price control. These proposals are comprehensive and detailed and require extensive scrutiny and ongoing dialogue with Ofgem. SGN's objective is to ensure that Ofgem's final proposals, which are expected to be published in November 2007, feature an acceptable cost of capital, opportunities to earn additional revenue and the correct incentives for

dealing with operational, capital and replacement expenditure.

In addition to its core gas distribution activities, SGN has established Connections, Contracting and Commercial Services businesses. Amongst other things, these new businesses carry out work previously done by contractors and they will provide the scope for SGN to enhance revenue from non-regulated activities in future years. As a result of this, SGN now employs over 3,500 people – although, because of efficiencies achieved, the total number of people working on SGN activities, including contractors, has fallen.

Scotia Gas Networks Priorities in 2007/08
SSE's priority in gas distribution will continue to be to provide SGN with the corporate and management services to support its ongoing reform of procedures, processes and practices which are designed to secure cost savings and efficiencies, and to support also the continued in-sourcing of services currently provided by National Grid, which will yield further cost savings. It will also assist SGN in the delivery of its substantial capital and replacement expenditure programmes. More specifically, SSE will help SGN in its work with Ofgem on the Gas Distribution Price Control review for 2008-13 and in its drive to achieve a further improvement in its safety performance.

GENERATION AND SUPPLY

Generation and Supply Introduction
SSE owns just over 10,000 megawatts (MW) of electricity generation capacity, including its share of joint ventures. This comprises almost 4,400MW of gas-fired capacity, 4,000MW of coal-fired capacity (with biomass 'co-firing' capability), over 1,500MW of hydro and wind capacity and 150MW of oil-fired capacity, giving SSE diversity in fuels and, as a result, greater optionality in the overall management of its power stations. As at 31 March 2007, SSE supplied energy to over 7.75 million homes, offices and businesses within the UK's competitive electricity and gas supply market.

A series of market reforms, culminating in the introduction of British Electricity Trading and Transmission Arrangements (BETTA) in 2005, means that wholesale gas and wholesale electricity are transacted like any other commodities. SSE purchases gas and, where appropriate, some electricity via bilateral contracts and through the wholesale market – the latter complementing the electricity produced from its own generation portfolio. Within its integrated business model, SSE's power stations and fuel supply contracts are used to support performance in electricity supply, mainly through exploiting flexibility and optionality. Generation and Supply is, therefore, assessed as a single value chain and this approach means, amongst other things, that more sustained value can be created from SSE's balanced portfolio of assets, contracts and customers than would be the case on a stand-alone basis.

Generation and Supply Overview
Operating profit* in Generation and Supply rose by 44.5%, from £444.8m to £642.6m, contributing 52.2% of SSE's total operating profit during the year. Total revenue for Generation and Supply was £10.98bn, which accounted for 88% of SSE's total revenue in 2006/07, of which £5.0bn was in relation to sales of electricity and gas to industrial, commercial and domestic customers. The underlying financial performance of Generation and Supply has been reported excluding the impact of IAS 39 revaluations because SSE does not believe this represents underlying business performance.

During 2006/07, SSE generated 46.6TWh of electricity, including power stations it wholly owns and in which it has a share. It also purchased 10.5TWh of electricity via long-term contracts with other generators, including British Energy. In the year, it supplied 26.3TWh of electricity to its domestic and small business customers and 24.6TWh was supplied under contract to industrial and commercial customers. The net balance was sold in the wholesale electricity market.

The continuing growth achieved by SSE's integrated Generation and Supply business is the outcome of the company's investment in and acquisition of a diverse range of electricity generating assets and a growth of 74% in the number of energy supply-related customers over the past five years. More specifically, it also reflects the fact that SSE's gas-fired power stations delivered a greater level of availability to generate electricity during 2006/07, compared with the previous year, which was a key priority. There was also much more output of wind energy during the year, which contributed around £20m to operating profit. Hydro output was the fourth highest on record and the additional output contributed around £25m to operating profit, compared with an average year.

Since the BETTA arrangements were introduced in April 2005, SSE has benefited from its ability to deploy its flexible power stations in Scotland to meet demand from the electricity market in England and Wales. This positive impact from Scottish-based generation contributed around £25m to operating profit during 2006/07.

Operating profit reflects a charge of £18.9m in respect of the write-down of Combined Heat and Power facilities and the expensing of costs associated with the deep water offshore wind research, development and demonstration project in the Moray Firth.

Gas-fired Generation - Operations
Good performance in BETTA is dependent on plant reliability. During 2006/07, SSE's principal wholly-owned gas-fired power stations (Fife, Keadby, Medway and Peterhead) achieved an average of 95% of their maximum availability to generate electricity, excluding planned outages, a significant improvement on the 87% availability in the previous year. This followed an intensive programme of engagement with the equipment suppliers to resolve technology and performance issues.

Gas-fired Generation - Investment
During 2007/08, SSE expects to invest over £20m at its Medway, Keadby and Peterhead Power Stations to improve their availability and reliability and to increase the overall performance capability of the plant. Within this, the most significant investment will be in gas turbine efficiency and flexibility improvements at Peterhead, which are scheduled to begin in the autumn of this year.

In December 2006, SSE and ESBI (Ireland's ESB International) completed all of the financial and legal agreements in respect of their 50:50 joint venture, Marchwood Power Ltd. This allowed work on the construction of the venture's new 840MW combined cycle gas turbine (CCGT) power plant in Southampton to begin early in 2007. The plant is expected to be constructed and in commercial operation in time for the winter of 2009/10. On completion, it will take SSE's ownership interest in gas-fired power stations to almost 4,800MW and in electricity generation capacity as a whole to almost 10,500MW.

The plant will be operated by Marchwood Power Ltd, which will be responsible for ensuring it is available to generate electricity as required by its customer, SSE. SSE will supply both the gas for conversion into electricity and the net carbon emissions allowances, and will sell the resulting output into the UK electricity market. In this respect, the arrangements are similar to those which apply to Seabank Power Limited, in which SSE also has a 50% stake, and which operates a 1,140MW CCGT power station near Bristol.

The plant is being built under a fixed price turnkey contract by Siemens plc, using gas turbines similar to those used at Seabank and at Peterhead. With a net thermal efficiency in excess of 58%, it will be one of the most efficient in the UK and in a typical year will meet the electricity requirements of around one million homes. The favourable location of the plant, on the coast of central southern England, means it will actually receive payments under the current arrangements for charging electricity generators for use of the electricity networks.

The expected capital cost for Marchwood Power Ltd is around £400m. It is being financed on a debt/equity ratio of 80:20. In line with the 50:50 joint venture, SSE's equity investment will be, therefore, around £40m and it is also providing 50% of the project debt requirements (other than the VAT and Working Capital facilities) as a lender. On this basis, SSE has so far incurred £32.5m in respect of the Marchwood development.

During August 2006, Barking Power Ltd, in which SSE has a 30.4% stake, submitted a Section 36 application for consent to develop a new 400MW CCGT. If consented, this would effectively add around 120MW to the portfolio of generation assets owned by SSE.

During 2006/07, SSE and its partner BP delayed a decision on whether to invest in the development of a 475MW carbon capture plant at SSE's power station at Peterhead. The companies had been working for almost two years on what would have been the world's first industrial-scale project to generate 'de-carbonised' electricity from hydrogen, and they had completed the front end engineering and design study. The project was, however, always dependent on the government putting in place a policy framework which encourages the capture of carbon from fossil fuel-based electricity generation, and its long-term storage.

In May 2007, the Energy White Paper set out a timetable for a competition to determine which carbon capture and storage project in the UK would be supported by the government. This timetable was not compatible with the requirements of the participants in the project at Peterhead and BP announced it would take the project no further. Nevertheless, SSE retains an interest in developments in carbon capture and storage technologies and has potential opportunities at its gas-fired and coal-fired power stations.

Coal and Biomass Generation - Operations
The Ferrybridge and Fiddler's Ferry power stations, each with a capacity of almost 2,000MW, achieved 92% of their maximum availability to generate electricity, excluding planned outages, during 2006/07, the same as

in the previous year.

The stations also 'co-fire' fuels from renewable sources (biomass) in order to displace fossil fuels, thus reducing the impact of carbon emissions resulting from their operation. The resulting electricity output qualifies for Renewable Obligation Certificates (ROCs). During the year, their output qualifying for ROCs was 741GWh, compared with 795GWh in the previous year. The total for 2006/07 was less than might have been expected following the recent development of the new 'co-firing' facilities at the sites. It reflects the introduction of the regulatory change which limits to 10% the amount that companies can use co-fired fuels to meet their Renewables Obligation. Output was also affected by the fact that the new facilities to 'co-fire' fuels from renewable sources underwent commissioning during the period, which included the need to ensure the quality of fuel for the station was of the required standard.

Nevertheless, the new facilities mean that SSE is now the UK's leading user of biomass co-firing. It is now considering the impact of the proposed new ROC arrangements for biomass, set out in the government's consultation document *Reform of the Renewables Obligation*, but these are not expected to come into effect until April 2009.

Coal and Biomass Generation – Investment
SSE has opted in to the Large Combustion Plant Directive all of the capacity at Fiddler's Ferry and half of the capacity at Ferrybridge and as a result is installing Flue Gas Desulphurisation (FGD) equipment in an investment expected to total around £225m. This will extend the stations' contribution to the security of the UK's energy supplies and means that SSE will continue to have the country's most diverse electricity generation portfolio.

Making good progress with the investment was one of SSE's priorities during 2006/07, and the civil works at both sites are now well under way, with the first outage connected to the project commencing at Fiddler's Ferry in March 2007. This was to allow the removal of asbestos from the exhaust ducting before the ducting itself was removed and replaced to accommodate the FGD plant. The installation of FGD is expected to be complete in time for the power stations to begin generating electricity through a 'de-sulphurised' process during 2008.

To complement the investment in FGD, SSE is investing £17m in installing re-designed high-pressure turbines and static blades at all four units at Fiddler's Ferry and at two units at Ferrybridge. This will increase their thermal efficiency by around 1.4%, thereby reducing the amount of coal consumed and the amount of CO2 emitted per MWh of electricity generated. The turbines and the static blades have been installed at the first of the units at Fiddler's Ferry, and further installations will take place at both stations during 2007.

SSE's partnership with Doosan Babcock Energy, Siemens and UK Coal is intended to lead to the installation of 'cleaner coal' technology at Ferrybridge, comprising a 500MW Supercritical Boiler and Steam Turbine, with a thermal efficiency of around 45%, and the subsequent deployment of post-combustion carbon capture equipment. The front-end engineering and design study is almost completed and SSE expects to make a decision before the end of 2007 on whether to proceed with the investment. It was originally expected that installation of the Supercritical Boiler and related plant to meet all established environmental standards would require investment by SSE of around £250m. Over the past year, costs across the power equipment sector have risen and the required level of investment may be significantly higher, which will clearly influence SSE's final decision.

In February 2007, SSE and RockTron Limited concluded an agreement leading to the construction at Fiddler's Ferry of the first plant in the UK to separate ash arising from electricity generation into constituent mineral parts for sale as cement substitute products and industrial minerals. Under the agreement, SSE has acquired one preference share in RockTron and is providing it with a loan of up to £22m to facilitate the construction of the plant. All of the necessary consents are in place, and work on the development is now under way, with the plant on course to become fully operational in the summer of 2008.

Over a period of up to 25 years, the plant will remove and process all fresh ash produced and all which is currently stored in lagoons at the site, up to a total of around 800,000 tonnes per annum. It will take this as its raw material and process it into its constituent parts such as fine and coarse ash fractions, magnetic fraction, carbon rich fraction and cenospheres. These constituent parts then become marketable products and will be sold into their respective markets, with the largest volume being used as cement substitutes. Without processing, ash disposal would begin to attract landfill duty and associated environmental liabilities.

The agreement between SSE and RockTron governs all of the commercial and operational matters in respect of the new plant, including a lease to allow construction and operation of the plant at the power station and the supply to the plant on a 'must-take' basis of ash from the power station. RockTron will be responsible for the

operation of the new plant and for the marketing and sale of the constituent mineral parts arising from the processing.

EU Emissions Trading Scheme
In March 2007, the UK government published its Approved National Allocation Plan for Phase II of the EU Emissions Trading Scheme, from 2008 to 2012. Across its electricity generation portfolio (taking account of contractual shares), SSE will receive an allocation of 16.3 million tonnes per annum. This can be compared with its Phase I allocation of 19.6 million tonnes per annum. SSE's Phase II allocation as a percentage of its Phase I allocation is around 83%, compared with around 80% across the electricity sector as a whole.

Hydro and Wind Generation – Operations
The Energy White Paper, published in May 2007, stated that 'renewable energy is an integral part of the Government's strategy for reducing carbon emissions'. It also stated that 'renewables can also make a contribution to security of supply, by diversifying the electricity mix and reducing the need for energy imports'.

SSE owns and operates over 1,500MW of renewable energy generating capacity, including pumped storage. Total output from its hydro electric stations during the year was the fourth highest on record at 3,767GWh. This compares with the 10-year average of 3,177GWh and with output of 3,054GWh during 2005/06. As at 31 March 2007, the amount of water held in SSE's reservoirs which could be used to generate electricity was 75% of the maximum, compared with 61% on the same date last year, enough to generate 670GWh of electricity.

The output of refurbished hydro-electric stations with capacity of up to 20MW qualifies for ROCs. The refurbishment of all of SSE's sub-20MW capacity was completed during 2005 and,in total, it has 406MW of capacity in its sub-20MW stations (including the new plant commissioned in the last few years at Culleig, Kingairloch and Fasnakyle). Of the total hydro output in 2006/07, 1,791GWh qualified for ROCs.

The Tangy, Spurness, Artfield Fell and Hadyard Hill wind farms also contributed 384GWh of ROC-qualifying output in 2006/07, compared with the 108GWh of output produced by SSE's wind farms in the previous year. This increase reflects the fact that Hadyard Hill was commissioned at the start of the financial year and became the first wind farm in the UK to generate over 100MW of electricity.

Assuming average 'run off' of water into SSE's reservoirs during the rest of this financial year, and typical wind conditions, the ROC-qualifying output from hydro and wind generation is expected to be almost 2,000GWh in 2007/08.

Hydro Generation - Investment
The construction of what will be SSE's second largest conventional hydro electric station at Glendoe, near Loch Ness, is now well under way. At the end of March, over 500 people were working on the development. By that time, cavern excavation had been completed to power station floor level, the headrace tunnel had advanced to 1,250 metres and the aqueduct tunnel to 520 metres.

With an installed capacity of around 100MW, Glendoe will produce around 180 GWh of electricity qualifying for ROCs in an average year. When synchronised, it will be able to start generating 100MW of electricity in 30 seconds. The development of Glendoe is requiring investment of around £140m. The project is a key priority and remains on course for electricity to be generated from the winter of 2008/09.

In March 2007, SSE applied for consent to build a new 2.5MW hydro electric station near Crianlarich; the proposal is for a 'run-of-river' scheme. This was followed by an application, in April 2007, for consent to build another new 'run-of-river' hydro electric scheme, of 3.5MW, in Wester Ross.

SSE believes there may be potential to develop up to three larger hydro electric schemes in the Highlands, which could be capable of producing a total of up to 200GWh of electricity a year, plus a number of pumped storage schemes. Their development would, however, require a planning and policy framework more attuned to the critical need to maximise production of energy from renewable sources and reform of the current regime for charging generators for the use of the electricity networks.

Wind Generation - Investment
SSE's four operational wind farms have a total installed capacity of 162MW. This will increase to 236MW with completion of construction of the wind farms at Tangy 2 (6MW), Drumderg (32MW) and Toddleburn (36MW). Drumderg finally received consent in September 2006 and Toddleburn received consent in January 2007.

At the start of 2006/07, SSE said it hoped that its applications in respect of seven wind farms in Scotland would be determined and approved during the financial year. Of these seven, two have been approved and one was the subject of a Public Inquiry which has now been completed and from which the result is awaited. Two have been referred to Public Inquiries which will start later this year and two have yet to be determined by the relevant planning authority. Another wind farm, Strathy North, was submitted for planning consent during the year. Its proposed installed capacity is 70MW.

Despite these issues, SSE is still aiming to have around 1,000MW of ROC-qualifying wind and hydro generating capacity by the end of the decade. It already has in place, or has secured consent to develop, 742MW of capacity (568MW in operation and 174MW in development or construction).

In January 2007, SSE signed a partnership agreement with Viking Energy Ltd, the company established to represent Shetland Islands Council's interests in wind farm development, which is intended to lead to the development on Shetland's Central Mainland of a wind farm with around 600MW of capacity. SSE and Viking Energy each have a 50% stake in the partnership. Under the agreement, the new partnership will, later this year, submit to the Scottish Executive a planning application for the wind farm which, if consented, could reduce the UK's annual carbon emissions by an estimated two million tonnes, or more. Its development is subject to, amongst other things, planning consent being secured and to the construction of a sub-sea cable between Shetland and the mainland of Scotland.

Innovation

The placing of a 5MW wind turbine, one of the largest installed anywhere in the world, in 45 metres of water 25km off the coast in the Moray Firth, was a key milestone in a research, development and demonstrator project to test the technical and economic feasibility of deep water wind farms. The project has been funded by Talisman Energy (UK) Ltd and SSE, as well as the European Union, the Scottish Executive and the Department of Trade and Industry. Electricity was first generated by the turbine in May 2007 and is being used to power the Beatrice oil platform, which, in turn, will provide a base from which to carry out turbine maintenance and performance monitoring.

A second turbine was due to be installed, but this did not take place before the onset of the autumn and winter weather, and was postponed until the summer of 2007. In addition, the project has been subject to significant cost over-runs, and total costs have now exceeded £30m, of which SSE's share was £16m. All of this demonstrates the challenges associated with the development of leading-edge technology and this project has had difficulties. Accordingly, SSE has recognised a charge of £5m in 2006/07 in respect of this expenditure.

The development of secure, reliable and cost-effective low carbon energy technologies towards commercial deployment is a key priority for the UK government and is part of SSE's strategy to remain the UK's leading generator of electricity from renewable sources. Against this background, SSE agreed in October 2006 to become a partner in the new Energy Technologies Institute, providing it with up to £2.5m a year for five years. The detailed arrangements for the ETI are still being finalised and if, in practice, SSE's participation in the ETI is not the best way forward, SSE will engage directly with universities and other research establishments to make appropriate investments in new technologies.

SSE is a major contributor to a £6m fund to support renewable energy developments in Scotland. The Sigma Sustainable Energies Fund is being financed by a range of partners – including the Scottish Executive – to stimulate growth in renewable energy. The Fund considers energy-related projects in a wide range of fields including wind, solar, hydro electric, biomass (including biofuels), ocean, hydrogen and geo-thermal. Its early investments include Ocean Power Delivery Ltd, which is developing the Pelamis marine energy device, and Xipower Ltd, which has developed patented battery, power management and monitoring technologies.

Micro generation technologies have the potential to become a key way of reducing the demand for energy from the national electricity and gas grids by giving the buildings connected to them the means to produce at least some of the energy that their occupants need. During 2006/07, SSE invested £2.0m to increase its stake in solarcentury, the leading independent solar photovoltaics company in the UK, to 13.3% of the issued share capital. The development of low carbon buildings is an example of where new business opportunities should arise for SSE, with Southern Electric Contracting (SEC) now the preferred installer for solarcentury. The two companies have been appointed by the Department of Trade and Industry to supply and install solar panels on Britain's public buildings as part of its £50m Low Carbon Buildings Programme.

SSE's investment in Edinburgh-based Renewable Devices (Swift Turbines) Ltd has not been successful to date. The Swift rooftop-mountable wind energy system will require further work before its long-term feasibility can be confirmed beyond doubt.

SSE's subsidiary Renewable Technology Ventures Ltd has continued with the development of an underwater tidal turbine demonstrator. It is keen to continue to invest in marine energy and is looking for investment opportunities in this area to establish a position as the UK's leading developer of tidal-based electricity generation technologies.

Energy White Paper
In the Energy White Paper, published in May 2007, the UK government said that 'we need a diverse electricity generation mix'. It defined the long-term energy challenges facing the UK – to encourage lower carbon and more secure supplies of energy. SSE agrees that diversity in the electricty generation mix is vitally important and also agrees that the challenges which have been defined by the government are the ones that need to be addressed with a practical, consistent and long-term policy framework.

The publication of the White Paper followed the European Union agreement to adopt a binding target on the use of renewable energy, the Approved National Allocation Plan for Phase II of the EU Emissions Trading Scheme and the draft Climate Change Bill. All of these developments point in a single direction: there will have to be a reduction in the amount of carbon dioxide which is produced per unit of electricity generated.

Against this background, SSE has set itself a target to reduce by 20% over 10 years the amount of carbon dioxide per kilowatt hour of electricity produced at power stations in which it has an ownership or contractual interest. The base year for SSE's target is 2005/06, when its emissions of carbon dioxide were 622g/kWh, and it is aiming to achieve the 20% reduction, to 498g/kWh or less, by 2015/16.

SSE will report on its progress against the 2016 target each year and the decisions it takes and the investments it makes will be guided by it. Like most long-term targets, achievement will be influenced by circumstances outside its control, but SSE is very serious in its aim to make such a significant cut in carbon intensity. That is why it already has such extensive involvement in developments designed to deliver much more renewable energy, carbon capture and storage and increased thermal efficiency of power plant. It will maintain a balanced approach to reducing carbon intensity in the years ahead.

Alongside the White Paper, the UK government published its consultation on proposals to modify the Renewables Obligation, so that it ceases to be 'technology neutral' and features four technology bands to be fixed from 2009 to 2013. It remains unfortunate that the Obligation has been the subject of a fundamental review when it was originally conceived and presented as a stable mechanism for the long-term. The key test for the proposals in the consultation document is whether they represent an adequate framework for future investment in those mature renewable energy technologies which are most likely to make a meaningful contribution to the achievement of EU and UK government targets, while protecting capital already invested on the basis of the Obligation's original structure. Specifically, therefore, SSE is considering the proposals with regard to biomass investment and the future potential for hydro electricity.

Generation Priorities for 2007/08
During 2007/08, SSE's key objectives in generation will be to ensure that its diverse portfolio of power stations is available to generate electricity, with the maximum possible efficiency, in response to customer demand and market conditions, while complying fully with all safety standards and environmental regulations. The achievement of these objectives will be supported by the delivery of a comprehensive programme which has been established to identify further improvements in the management and operation of its portfolio of power stations.

SSE will also be working to ensure that all generation plant is well-maintained, with timely investment in asset replacement and refurbishment projects and that the new generation projects at Beatrice, Drumderg, Ferrybridge, Fiddler's Ferry, Glendoe, Marchwood, Tangy and Toddleburn proceed on time and on budget. It will also consider whether to install a Supercritical Boiler and post-combustion carbon capture equipment at Ferrybridge, and progress needs to be made with its plans for new onshore wind developments. As is the case throughout the generation sector, these projects and plans may be subject to the impact of increasing capital costs and skills shortages as worldwide demand for electricity infrastructure continues to rise.

SSE will also continue to monitor developments in other generation technologies such as offshore wind and carbon capture and storage. Following the publication of the Energy White Paper, it will also continue to participate actively in the debate about how best to meet the UK's need for diverse, more secure and lower carbon sources of energy.

Energy Supply
Further growth in customer numbers was a key priority for SSE during 2006/07 and its energy supply

business had 7.75 million energy supply customers at 31 March 2007, a net gain of 1.05 million in 12 months. This comprises: 4.95 million electricity customers; 2.80 million gas customers. In addition, SSE had reached 100,000 '***talk***' telecoms customers, giving it an overall customer base of 7.85 million. Within the total, SSE's business customers now cover 390,000 sites throughout Great Britain. Including telecoms, SSE has achieved a net gain of 3.35 million customers in the past five years, an increase of 74%.

This growth is deliberately and clearly related to SSE's responsible pricing policy. It meant that, during periods of rising wholesale energy prices, SSE passed on to its domestic gas and electricity customers much less than the full extent of the increases and it deliberately delayed any price rises. As a result, its customers paid an average of £340 less for their gas and electricity over three years than did customers of British Gas.

On 1 March 2007, SSE started implementing cuts in prices for domestic gas customers, the first such cuts for six years, and it started to implement cuts in prices for domestic electricity customers on 1 April. The price cuts meant SSE continued to be the UK's cheapest supplier of energy and it is hoped that they marked the start of a sustained downward trend in the prices paid by customers.

Customer Service

Central to success in Energy Supply is maintaining the highest possible standards of customer service. In May 2007, SSE again secured recognition for the best overall customer service in the large-scale customer satisfaction survey in energy supply organised by uSwitch.com. In the results of the JD Power 2006 UK Electricity and Gas Customer Satisfaction Study, announced in November, SSE was ranked first amongst gas suppliers and second amongst electricity suppliers.

This recognition followed the introduction by SSE of a Domestic Energy Customer Charter in 2006, the first of its kind in the UK energy supply industry. Part of a comprehensive performance improvement programme in SSE's Customer Service division, the completion of which was one of SSE's priorities for 2006/07, the Charter reflects a 'commitment-based' approach to general customer enquiries, so that a much greater number of customer enquiries are dealt with at the first point of contact.

It is in line with research which has confirmed that the key frustrations for customers are the length of time they spend on hold when seeking help over the telephone and being passed to more than one company representative. In other words, while technology has its part to play in supporting service delivery, customers like to interact directly with company representatives. SSE has, therefore, broadened the role of its advisers and actively extended call times to ensure there is a full understanding of customers' requirements. In 2006/07, this helped SSE to bring its customer 'churn' rate down from over 14% in the previous year to below 13% for the first time.

Other achievements stemming from the programme include a large increase in the number of customers receiving a minimum of two bills each year based on actual (as opposed to estimated) meter readings. Bills themselves have been totally re-designed to make them clearer and easier to understand.

SSE believes that this approach is having a positive impact on its customers' dealings with, and perceptions of, its Customer Service division. Despite the sustained growth in customer numbers, SSE secured during 2006/07 another significant reduction, of 47%, in the number of customer complaints received by energywatch for resolution. In its statement in April 2007, energywatch said that it had received 840 complaints about SSE, which was the best-performing company, over the year. This compares with 2,509 for the second best-performing company and 37,100 for the poorest-performing company, British Gas. The number of complaints about SSE sent to energywatch has fallen by almost 60% in the last two years, during which time the number of customers has grown by 27%.

Product Marketing

Energy supply remains intensely competitive and, in addition to responsible pricing, the key to long-term growth will be greater success in gaining and retaining customers' loyalty. The performance improvement programme is designed to achieve that, as is product development and marketing.

In line with that, SSE has a suite of energyplus 'loyalty' products, ranging from **energyplus Argos**, which rewards customers with money-off discount vouchers, to **energyplus Pulse**, which supports the British Heart Foundation. Of SSE's 7.75 million energy supply customers, around 1.34 million now have 'loyalty' products – an increase of around 60% during the period.

As part of a six-figure, three-year sponsorship package agreed in January 2007, SSE (under the brand name Scottish Hydro Electric) and Scottish Rugby have agreed to collaborate on the provision and marketing of a new electricity and gas tariff, **energyplus Rugby,** which is scheduled for launch later in 2007.

The Energy White Paper said 'the starting point for our energy policy is to save energy'. It said the government would 'empower consumers to make more informed energy choices' and it also referred to trials of smart meters and real-time displays which enable people to track their energy use, and in which SSE has been selected to participate.

Against this background, SSE will later this year launch a unique energy programme which will enable and encourage customers to commit to using less energy – and reward them for doing so with vouchers enabling them to get money off their energy bills, A-rated electrical and gas appliances and energy efficiency measures.

This progress in product development and marketing, allied to its policy of responsible, value-based pricing and commitment to improving further its customer service, means that SSE's Energy Supply business should be able to continue the period of growth which began at the start of 2002.

Energy Services
The UK energy market is still focused on the delivery of units of energy but a market is beginning to emerge for the supply of energy services – warmth, light and power. SSE's goal is to deliver products and services 'beyond the meter' which help it to gain, retain and develop long-term relationships with customers.

In line with this, in June 2006, SSE began the phased introduction of a new domestic boiler installation and maintenance and repair service for gas central heating systems. The product features an annual inspection, full breakdown and emergency cover and a 24-hour, 365-day manned customer helpline. It covers customers' entire gas central heating system, including the boiler, pipe work, radiators, cylinders and tanks. Establishing the new business was a priority for 2006/07, and its launch has gone well. While its first-year losses were around £4m, the service had already attracted over 20,000 customers by the end of March 2007. This growth should continue and accelerate as the number of postcode areas covered by the service has now increased from 13 to 24, with a further 18 postcode areas due to be added in 2007/08. The business is, therefore, on course to become profitable in 2009.

SSE is on course to be appointed as the partner for the energy services requirements for the first phase of a major development by a leading UK developer. Under what will be an ESCO (energy services company) Agreement, SSE will be responsible for installing an energy centre, including a Combined Heat and Power (CHP) plant, for the development, which will serve over 450 apartments, a nursery unit, primary care trust and commercial units. The installation of CHP is in line with a planning consent requirement for the development to reduce carbon dioxide emissions and the SSE design will achieve a 24% reduction, helping the development to achieve the Eco Homes 'very good' rating. The agreement, when signed, will be a significant milestone in the development of SSE's energy services business and other similar contracts are expected to follow.

Energy Supply Priorities in 2007/08
During 2007/08, SSE will seek to capitalise further on its strong regional brands, best-in-sector customer service, responsible pricing policy and range of value-adding offers to increase further its number of energy supply customers. Central to this will be the development and deployment of further improvements to the level of service offered to customers, leading to higher standards and fewer complaints, and the successful launch of new products. The expansion of SSE's services 'beyond the meter' will focus principally on the further development of the gas boiler installation and maintenance and repair service and on securing additional ESCO Agreements.

CONTRACTING, CONNECTIONS AND METERING

Introduction to Contracting, Connections and Metering
SSE's Contracting business, Southern Electric Contracting (SEC), has three main areas of activity: industrial, commercial and domestic mechanical and electrical contracting; electrical and instrumentation engineering; and public and highway lighting. It is one of the largest mechanical and electrical contracting businesses in the UK, operates from 55 regional offices throughout Great Britain and also trades as SWALEC Contracting in Wales, Scottish Hydro Contracting in Scotland and Eastern Contracting in the east of England.

SSE's national Connections business provides all utility infrastructures and connections for new developments. It designs, finances, builds, owns and operates gas, electricity and telecommunications networks throughout the country.

SSE's Metering business provides services to most electricity suppliers with customers in central southern England and the north of Scotland. It supplies, installs and maintains domestic meters and carries out metering work in the commercial, industrial and generation sectors. It also offers data collection services to the domestic and SME sectors.

Contracting, Connections and Metering Overview

Contracting, Connections and Metering delivered operating profit* of £51.6m during 2006/07, compared with £47.0m in the previous year (excluding the £3.4m operating profit from Thermal Transfer, the specialist contracting business sold by SSE on 31 March 2006).

Contracting

SEC made significant progress against its key priorities for the year of broadening further its geographical presence and ensuring there continues to be good performance in the long-term contracts which are central to its ongoing business development.

- In line with the priorities for 2006/07, the integration of Harrison Smith has been completed and is already allowing SEC to offer its customers in the north of England a more comprehensive range of mechanical and electrical services.
- SEC's Eastern Contracting division, acquired in 2005, won the second phase of an infrastructure contract at the Colchester Barracks re-development, one of the UK's largest PFI projects to date, following the successful completion of phase one of Eastern Contracting's work.
- SEC also has contracts worth over £700m to replace and maintain street lights for four local authorities in England under the Private Finance Initiative (PFI), in partnership with the asset finance division of The Royal Bank of Scotland. This includes the largest-ever street lighting PFI in the UK, with Leeds City Council, the successful launch of which was a priority for 2006/07. It will see the majority of the 110,000 street lights, illuminated signs and bollards in the city replaced. The first 8,500 lighting points have already been installed.

During 2006/07 SEC's order book exceeded £90m for the first time. The order book has been supported by significant contract wins with a number of leading organisations such as Marks and Spencer, Texaco and IBM. This business now employs 3,500 people and, to support future growth, recruited 92 apprentice electricians during the year and expects to recruit a further 200 apprentices during 2007.

Connections

Continued expansion of its Connections business was among SSE's priorities for 2006/07, and during the year it completed 44,600 electrical connections, 1,700 more than in the previous year. In addition, it has continued to develop its portfolio of electricity networks outside the Southern Electric and Scottish Hydro Electric Power Distribution areas. It now owns and operates 24 electricity networks outside these two areas, and 14 additional networks are under construction, including: St David's Centre, Cardiff; Manor Royal, Crawley; and Quartermile, Edinburgh. As with its domestic gas boiler service, this is a relatively new business for SSE, which is on course to become profitable during 2007/08.

SSE's Connections business is also a licensed gas transporter, owning and operating gas mains and services in many parts of the country. The number of new premises connected to its gas networks has continued to grow, and during the year, it connected a further 9,200 premises, 1,300 more than in the previous year, taking the total number of connections to over 44,000.

With interests in electricity, gas and telecoms connections, SSE completed a review of the extent of its ability to offer 'multi-utility' services to larger customers. This ability is presently limited to a contracting role in providing water connections services. Subject to a short public consultation, SSE has, therefore, sought and secured from Ofwat a so-called 'inset' licence which will allow it to install, own, operate and supply water and sewerage services for end-user customers for the first time. The first installation will be at a Charles Church Southern development near Salisbury. Ofwat said this will create the first new water and sewerage company to serve domestic customers since privatisation in England and Wales18 years ago.

Metering

In total, SSE owns 3.7 million meters and changes around 250,000 meters each year as they reach the end of their useful life or to meet customer requests for changed functionality. During 2006/07, it collected around 4.3 million electricity readings and 1.4 million gas readings.

SSE's Metering activities have expanded following the in-sourcing of meter reading operations in the South West England and South Wales electricity distribution areas in April 2007, and will expand further in July 2007 with the in-sourcing of the meter operator work for the South Wales distribution area. This is resulting in the

transfer of over 150 employees from Western Power Distribution to SSE and is intended to result in both efficiency savings and high standards of service for SSE's customers in these areas. Later this year, SSE will also in-source meter reading operations and then meter operator work in central and southern Scotland, resulting in around 50 posts becoming part of SSE.

Contracting, Connections and Metering Priorities in 2007/08
The first priority for SEC in 2007/08 is to ensure that it delivers a high standard of service to all customers in all of the sectors in which it operates, given such a major proportion of its business is 'repeat'. It will also seek to secure further increases in its order book. To position itself for long-term growth, it expects to recruit 200 apprentices.

The Connections business' focus will be on the successful delivery of a growing number of utility connections and on continuing to expand its range of electricity networks outside the Southern Electric and Scottish Hydro Electric Power Distribution areas, reinforcing its position as a leading provider of utility infrastructure solutions to the UK land development sector. Subject to the outcome of the Ofwat consultation on its 'inset' appointment, SSE will seek to make a successful start in water connections.

For Metering, the key priority is the successful completion of the 'in-sourcing' of work in three additonal distribution areas, which will be a significant milestone in SSE's long-term objective of building a national metering business. It is also important that SSE's participation in the DTI/DEFRA/Ofgem-sponsored Energy Demand Research Project, with its focus on 'smart' metering technologies, is successful.

GAS STORAGE

Introduction to Gas Storage
SSE owns and operates the UK's largest onshore gas storage facility at Hornsea in East Yorkshire. Nine salt caverns have been leached into a salt layer 1.8 kilometres below the surface, creating 325 million cubic metres (mcm) of gas storage capacity. Gas can be injected at a rate of two mcm per day and withdrawn at a rate of 18 mcm per day, which is equivalent to the requirements of around four million homes. The services offered at Hornsea provide customers with a reliable source of flexibility with which to manage their gas supply/demand balance and exploit market opportunities. Capacity is sold in Standard Bundled Units (SBUs), of which Hornsea has 195 million available in total, and each SBU provides capacity to inject gas into the facility, store gas there and withdraw gas from it.

Gas Storage - Operations
Gas Storage delivered an operating profit* of £55.9m, an increase of 104.8% compared with the previous year. The value of, and demand for, gas storage facilities in the UK continued to be high. This was demonstrated in July 2006, when SSE completed the auction of around 23% of the capacity (43.9 million SBUs) at Hornsea for a five-year term commencing in May 2007. The average price achieved per SBU was 41.7 pence per annum over each of the five years.

In March 2006, SSE auctioned 54 million SBUs for the one year term which commenced in May 2006. The average price achieved per SBU then was 54.2 pence per annum. After this auction took place, a number of significant infrastructure projects designed to address the UK's increasing dependence on imports of gas were completed, which means that 2006/07 is likely to prove to be a high point for securing value from gas storage units. In March 2007, SSE completed its storage auction of around 63% of the capacity (121.7 million SBUs) at Hornsea for a one-year term which commenced on 1 May. The average price achieved per SBU was 30.1 pence per annum.

One of SSE's priorities for 2006/07 was to ensure that Hornsea maintained its excellent record of reliability, and during the year it was 100% available to customers, except in instances of planned maintenance. This enabled customers to manage their gas market risks and exploit gas trading opportunities.

Gas Storage - Investment
In line with SSE's priorities for the year, the joint venture with Statoil (UK) Ltd to develop, at Aldbrough, what will become the UK's largest onshore gas storage facility is continuing to make good progress. Commissioning of the first three of the nine storage caverns is expected to get under way in 2007. SSE is investing around £150m in Aldbrough, out of a total of around £225m for the development. With a total new capacity of around 420 mcm, of which SSE will have ownership interest in 280 mcm, Aldbrough will provide valuable gas storage for the UK energy industry. Its flexibility is demonstrated by the fact that it will enable gas to be injected at a rate of up to 30 mcm per day and withdrawn at a rate of 40 mcm.

SSE and Statoil (UK) Ltd have secured consent from East Riding of Yorkshire Council to increase the storage capacity at the Aldbrough site beyond that currently under development (subject to reaching agreement under Section 106 of the Town and Country Planning Act). They are now able to develop a further nine gas storage caverns, taking the total to 18. If developed in full, this would approximately double the amount of gas that can be stored, to over 800mcm. After the completion of the extension to its maximum capacity, the Aldbrough facility would be able to provide enough gas in a day to supply around 13 million homes.

The extension is designed to be largely under ground, and the intention is to use above ground facilities already on site, although some additional development would be required.. Construction of the extension would help to ensure that the UK can meet gas demand during periods of high energy usage. It is expected that it would cost less than the current development. SSE would contribute 50% of the cost of the extension in return for ownership of 50% of the capacity. On completion of the extension, SSE would have effective ownership of over 800mcm of gas storage capacity, including Hornsea.

Gas Storage Priorities in 2007/08
SSE's priorities in Gas Storage during 2007/08 are to: maintain its excellent record of reliability at Hornsea; ensure that the first of the new caverns at Aldbrough are commissioned; and make material progress with the preparation and planning for the extension of the Aldbrough development.

TELECOMS

Introduction to Telecoms
SSE Telecom currently provides radio sites for local authorities, mobile operators and emergency services throughout central southern England and the north of Scotland, enabling customers to improve their coverage and capacity. Its subsidiary, Neos , operates a 7,500km UK-wide telecoms network, including 1,100km of underground and overhead fibre optic cable installed on SSE's electricity network, providing services to other telecoms providers, companies and public sector organisations.

Telecoms Operations
SSE's combined Telecoms business (SSE Telecom and Neos) achieved an operating profit* of £13.9m during 2006/07, compared with £13.2m in the previous year, an increase of 5.3%. The business offers customers a national telecoms network, and has a UK-wide sales force and a competitive range of products targeted at commercial and public sector customers. As a subsidiary of SSE, it is also able to position itself as one of the UK's most financially secure telecoms network operators, which gives an important competitive advantage.

The improvement in performance during 2006/07 was mainly the result of higher sales achieved by Neos, one of the telecoms priorities during the year, and important contracts were signed with a diverse range of major organisations, such as Opal Telecom (part of the Carphone Warehouse) and AT&T and new customers such as Schlumberger Limited, one of the world's leading oilfield services corporations.

Telecoms Investment
Neos has decided to upgrade its ethernet platform (a frame-based technology connecting computer systems to form a network), with an investment of over £5m to be made over five years. This will support future new business growth.

Telecoms Priorities in 2007/08
SSE's priority in Telecoms in 2007/08 is to continue to grow its sales, using its already-established nationwide network, with its competitive range of products targeted at commercial and public sector customers. It will also seek to complete the process of re-focusing its telecoms business on network-related services, including possible fibre optic extensions, as opposed to site-related services.

EXCEPTIONAL ITEM

TXU Europe Group plc
In July 2006, SSE received a fourth distribution payment of £24.5m from the administrators of TXU Europe Group plc in respect of its agreed claim of £294.2m relating to a 14-year contract originally entered into in 1997. This was followed by a fifth distribution payment of £8.5m, taking the total direct receipt from the administration process (excluding Barking Power) to £33.0m in 2006/07 and to £284.2m overall. Following the fifth distribution, SSE has received 96.6% of its agreed claim. In addition, SSE received in July 2006 a share (£0.9m) of the distribution payment to Barking Power Ltd, in which SSE now has a total stake of 30.4%.

When it received its first distribution in March 2005, SSE said it expected that over 75% of its agreed claim would be settled. It expects to receive further, smaller distributions over the next year, which would result in around 98% of its agreed claim being settled.

INVESTMENT AND CAPITAL EXPENDITURE

Investment and capital expenditure is a key means by which SSE seeks to enhance and create value and it totalled £663.4m during 2006/07, including £32.5m in respect of Marchwood Power Ltd, compared with £502.1m in the previous year.

Capital expenditure in Power Systems was £204.5m, compared with £172.1m in the previous year. The increase is in line with the Distribution Price Control Review for 2005-10. A major part of the investment programme is focused on the reinforcement and replacement of parts of the electricity network that date as far back as the 1960s.

In addition, there was investment of £220.9m for growth in Generation during the year, with the progress of the Marchwood development, construction work being carried out at Glendoe and the installation of FGD equipment and other work such as the installation of re-designed high-pressure turbines and static blades at Fiddler's Ferry and Ferrybridge.

As well as Power Systems and Generation, £41m was invested in the ongoing development of the new gas storage facility at Aldbrough. Of its expected total investment of around £150m, SSE has so far invested £123m at Aldbrough.

Within the total, capital expenditure for growth, including Marchwood, was £394m during 2006/07. This mainly comprised electricity generation and gas storage.

Capital expenditure will continue to be substantial during the rest of this decade, with investment of around £850m expected in 2007/08. This will focus on Generation, including FGD installation and Marchwood, Electricity Networks and Gas Storage. In total, over the next three years to March 2010, SSE's capital expenditure and investment is currently estimated to be over £2bn, compared with around £1.5bn in the three years to March 2007. All investments are expected to achieve returns which are greater than the cost of capital and are expected to enhance earnings.

FINANCIAL MANAGEMENT

Treasury Policy

SSE's operations are financed by a combination of retained profits, bank borrowings, long-term debt issuance and commercial paper. As a matter of policy, a minimum of 50% of SSE's debt is subject to fixed rates of interest. Within this policy framework, SSE borrows as required at both fixed and floating rates, with interest rate swaps and forward rate agreements being used to achieve the desired profile. All borrowings in foreign currencies are swapped back into Sterling. At 31 March 2007, 82.6% of SSE's borrowings were at fixed rates, after taking account of interest rate swaps.

SSE's liquidity policy is to ensure that it has committed borrowings and facilities equal to at least 105% of forecast borrowings over a rolling 12 month period and on 31 March 2007 it held undrawn borrowings and facilities of £650m.

As the United Kingdom is SSE's main area of operation, foreign currency risk is limited mainly to procurement contracts, fuel purchases and commodity hedging transactions. Its policy is to hedge all material foreign exchange exposures through the use of forward currency purchases and/or derivative instruments. Indirect exposures created by SSE's gas purchasing are similarly hedged on an ongoing basis.

Net Debt and Cash Flow

As at 31 March 2007, SSE's net debt was £2.233bn, compared with £2.166bn at 31 March 2006, an increase of £66.5m. Underlying cash generated from operations increased significantly compared with the previous year, reflecting increased profitability.

Borrowings and Facilities

The objective for SSE is to maintain a balance between continuity of funding and flexibility, with debt

maturities staggered across a broad range of dates. Its average age of debt as at 31 March 2007 was 13.8 years, compared with 12.7 years as at 31 March 2006.

During the year, a new £100m index-linked bond, maturing in 2056, with a coupon of 1.429%, was issued by Scottish Hydro Electric Power Distribution; and in March 2007, a £150m bond originally issued by Scottish Hydro Electric Power Distribution, with a coupon of 7.875%, matured. As a result, the average cost of SSE's longer-dated debt has decreased and the average age of its debt has increased.

The maturity profile reflects the medium-to-long term nature of SSE's underlying assets and means that its debt structure continues to be strong going forward, with around £1.8bn of borrowings in medium to long-term funding in the form of issued bonds and European Investment Bank borrowings. A total of 20.4% of SSE's borrowings will mature in the 12 months to March 2008.

Net Finance Costs

The basis of the presentation of net finance costs changed on adoption of IFRS and the table below reconciles reported net finance costs to adjusted net finance costs, which SSE believes is a more meaningful measure. Following review during the year, net income associated with pension scheme assets and liabilities is no longer excluded in arriving at adjusted net finance costs. In line with this, SSE's adjusted net finance costs during 2006/07 were £151.8m, compared with £139.6m in the previous year.

	March 07 £m	March 06 £m
Reported net finance costs (Note 6)	48.1	89.4
add/(less)		
Share of JCE*/Associate interest	117.9	97.3
Convertible debt IAS 32 adjustment	(3.6)	(3.6)
Movement on derivatives	(10.6)	(43.5)
Adjusted net finance costs	151.8	139.6
Return on pension scheme assets	130.1	115.7
Interest on pension scheme liabilities	(107.2)	(100.0)
Notional interest arising on discounted provisions	(1.4)	(4.3)
Adjusted interest costs**	173.3	151.0

*Jointly Controlled Entities **Adjusted finance income and costs for interest cover calculation

The average interest rate for SSE, excluding JCE/Associate interest, during the year was 5.31%, compared with 5.42% in the previous year. Underlying interest cover was 11.0 times, compared with 9.2 times the previous year, and including interest related to SGN it was 7.1 times (6.6 times in the previous year).

Within the adjusted net finance costs of £151.8m, SGN's net finance costs were £70.6m (compared with £54.1m in the previous year), after netting loan stock interest payable to SSE. Its contribution to SSE's profit before tax* was, therefore, £32.5m, compared with £48.6m in the previous year, reflecting lower transportation volumes.

TAX

To assist the understanding of SSE's tax position, the adjusted current tax charge is calculated as follows:

	March 07 £m	March 06 £m
Reported tax charge	301.5	254.6
add back:		
Share of JCE/Associate tax	33.8	29.9
less:		
Deferred tax	(27.3)	(37.7)
Exceptional tax	(25.4)	(15.3)
Adjusted current tax charge	282.6	231.5

The adjusted effective current tax rate, based on adjusted profit before tax, was 26.2%, compared with 26.5% in the previous year, on the same basis. The impact of SSE's higher capital expenditure programme and the changes introduced in Budget 2007 are likely to have a positive effect on the effective current tax rate in the coming years. The headline tax charge was 26.6%, compared with 28.3% in the previous year.

BALANCE SHEET

SSE maintains one of the strongest balance sheets in the global utility sector. This gives it significant competitive advantages. It enables SSE to pay interest at lower rates than would otherwise be the case and also enables it to respond speedily to opportunities which emerge to invest in, or acquire, assets. It is also characteristic of utility companies which are built to last.

In line with the IAS 19 treatment of pension scheme assets, liabilities and costs, pension scheme liabilities of £220.0m and a pension scheme asset of £128.1m are recognised in the balance sheet at 31 March 2007, gross of deferred tax. This means there was a reduction of over half in net liabilities compared with the position at March 2006, from £193.8m to £91.9m.

During 2006/07, employer cash contributions to the Scottish Hydro Electric scheme amounted to £11.6m. Contributions to the Southern Electric scheme, including deficit repair contributions of £34.3m, amounted to £50.3m. As part of the Distribution Price Control for 2005-2010, it was agreed that allowances for 76% of deficit repair contributions should be recoverable via price controlled revenue.

At 31 March 2007, there was a net asset arising from IAS 39 of £45.0m, before tax, compared with a net asset of £46.5m, before tax, at 1 April 2006.

PURCHASE OF OWN SHARES

The Directors of SSE did not exercise their authority to purchase, in the market, the company's own shares during 2006/07. They are, however, seeking at the Annual General Meeting on 26 July 2007 renewal of their authority to purchase, in the market, the Company's own shares should conditions be appropriate.

CORPORATE RESPONSIBILITY

Risk Management
SSE is mindful of the risk factors that may affect it and they were again reviewed by the Board in March 2007. Broadly, the principal risk factors fall into four categories: the operation of assets, equipment and processes; financial risks, such as interest rate and commodity exposure; the impact of public policy or regulatory developments in the areas of energy and the environment; and the impact of the weather on SSE's interests in the generation of electricity from renewable sources, in energy supply and in energy distribution.

At a corporate level, SSE seeks to address these risks by: maintaining the strongest possible focus on the consistent delivery of excellence across all aspects of its operations; adhering to the series of well-defined and established financial principles set out under 'Financial Overview'; and operating and investing in a balanced range of regulated and non-regulated energy-related businesses, thereby limiting both the extent of any single risk and the value associated with it.

At an operational level, comprehensive procedures for internal control and risk management are in place throughout SSE. These procedures are actively maintained and regularly reviewed through an audit programme which addresses the full spectrum of SSE's potential risks. This is complemented by an ongoing programme of business improvement initiatives designed to secure continuous progress in processes and procedures and further improve the overall management and performance of SSE.

Safety and the Environment
SSE aims to create value for shareholders by running the business with a strong emphasis on safety and on sustainability – achieving growth while safeguarding the environment. During 2006/07, the number of lost time and reportable accidents within the company was 11, compared with 17 in both 2005/06 and 2005/04. This

means there were 0.05 reportable and lost time injuries per 100,000 hours worked in SSE during 2006/07 compared with 0.17 five years ago, in 2001/02.

The number of serious, or potentially serious, road traffic accidents involving employees driving company vehicles was 19, compared with 17 in 2005/06, 24 in 2004/05 and 50 in 2003/04, the first year for which data is available. They included a fatal injury to a trainee linesman in a tragic accident in Hampshire in February 2007 and SSE's condolences continue to be extended to his family and friends.

SSE's target for any given year is zero reportable environmental incidents. There were no such incidents during 2006/07.

Corporate Responsibility Index and Business in the Environment Index
Business in the Community's Corporate Responsibility Index provides an authoritative benchmark for companies to evaluate their management practice in four key areas of corporate responsibility (community, environment, marketplace and workplace) and performance in a range of environmental and social impact areas material to their business.

The results of the Index for 2006, in which 128 companies participated, were published in May 2007. SSE's score was 98.5%, compared with 97.5% in the previous year, putting the company in the highest possible performance band of 'Platinum'. Within the main Index is the Business in the Environment Index. SSE's score was 99.58%, compared with 99.20% in the previous year.

Teamwork
The progress made by SSE is due to the professionalism, commitment and teamwork of its employees. For that reason, and reflecting the performance delivered in 2006/07, every person who was employed by SSE on 31 March 2007, and who is still in employment will receive a special award comprising: an offer, free of charge, of 20 shares in the company; a cash award of £150; a £50 'virtual voucher' to spend online with WWF-UK, the world's largest independent conservation organisation; and an additional day's holiday.

STRATEGY AND OUTLOOK

SSE's core purpose is to provide the energy people need in a reliable and sustainable way. In line with this, its strategy has been and will continue to be the delivery of sustained real growth in the dividend payable to shareholders through the efficient operation of, and investment in, a balanced range of regulated and non-regulated energy-related businesses. Implementation of the strategy is founded on a series of well-established financial principles.

This strategy and these principles have been shown to be robust in a wide variety of financial and operational conditions and SSE will continue to adhere to them in the future.

SSE's financial and operational performance during 2006/07 was strong, and the foundations have been laid for this to continue well into the future. That future will be shaped to a significant degree by the ongoing developments in energy and environment policy taking place within the UK and at EU level. These policy developments are geared to addressing what the UK government has described as 'immense challenges....energy security and climate change'.

This means there will have to be signficant reductions in emissions of carbon dioxide, while maintaining reliable and affordable supplies of energy in a carbon-constrained world. In other words, there will have to be a substantial fall in the amount of carbon dioxide emitted per kWh of electricity produced, while securing sustained increases in the efficiency with which energy is used.

This is presenting SSE with major investment opportunities in electricity generation from coal, gas and renewable sources. SSE's long-term objective of providing a wider variety of energy-related services is also fully in line with the direction of public policy in the UK.

The need for secure supplies of energy, including the primary fuel with which to generate power, and robust means of distributing it, is also paramount, and sets the context for SSE's plans for significant investment in new gas storage capacity in the UK and in its electricity networks.

As a result of all of this, SSE's asset base in each of its key areas of activity will again expand significantly in the coming years. This value created through investment will be complemented by value enhancement through the strongest possible focus on operational excellence across all aspects of SSE's businesses. It is

this operational focus which has enabled SSE to gain over three million customers in the past five years, including one million customers during 2006/07, and which is expected to lead to further growth in customer numbers and expansion in Energy Services, Contracting and Connections.

As it did between 2002 and 2005, SSE may also seek to create value for shareholders through the acquisition of assets, but only if such acquisitions are compatible with its financial principles.

All of this illustrates the fact that there are significant growth opportunities in UK energy networks, supply and services. While SSE is clearly the broadest-based UK energy company, it is not yet the largest participant in any part of it, except in the generation of electricity from renewable sources. Its carefully-maintained financial strength and its focus on operational excellence mean SSE is well-positioned to expand its presence in those activities where it is already a significant player.

The recommended full-year dividend for 2006/07, of 55 pence per share, is double the dividend paid to shareholders for 1999/2000. With its first responsibility to shareholders being to deliver sustained real growth in the dividend, SSE's next long-term objective must be to double it again.

Investor Timetable

Annual Report 2007 on website	07 June 2007
AGM	26 July 2007
Ex-dividend date	22 August 2007
Record date	24 August 2007
Payment date	21 September 2007
Interim results	14 November 2007

Enquiries to:

Scottish and Southern Energy plc	
Alan Young – Director of Corporate Affairs	+ 44 (0)870 900 0410
Sally Fairbairn – Investor Relations and Analysis Manager	+ 44 (0)870 900 0410
Financial Dynamics	
Andrew Dowler	+ 44 (0)20 7831 3113

There will be an analysts' presentation starting at 09:30GMT on Thursday 31 May 2007at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB.

Webcast facility: This is available by going to:www.scottish-southern.co.uk then click on Investor Centre.

Telephone conference call:

UK Dial in:	**0845 146 2004**
International dial in:	**+44 (0) 1452 569 393**
Replay facility (for one week)	
UK local rate no: UK dial-in:	**0845 245 5205**
UK International no: International dial-in:	**+44 (0) 1452 550 000**
UK PIN (access) no:	**4441698 #**

ConConsolidated Income Statement
for the year ended 31 March 2007

2007	2006

	Note	Before exceptional items and certain re-measurements £m	Exceptional items and certain re-measurements (note 5) £m	Total £m	Before exceptional items and certain re-measurements £m	Exceptional items and certain re-measurements (note 5) £m	Total £m
Revenue	4	11,867.1	-	11,867.1	10,145.2	-	10,145.2
Cost of sales		(10,247.7)	61.3	(10,186.4)	(8,816.4)	(14.4)	(8,830.8)
Gross profit		1,619.4	61.3	1,680.7	1,328.8	(14.4)	1,314.4
Operating costs		(557.5)	-	(557.5)	(482.4)	-	(482.4)
Other operating income		-	33.0	33.0	-	92.1	92.1
Gain on disposal of subsidiary		-	-	-	-	18.6	18.6
Operating profit before jointly controlled entities and associates		1,061.9	94.3	1,156.2	846.4	96.3	942.7
Jointly controlled entities and associates:							
Share of operating profit		169.2	0.9	170.1	167.1	16.7	183.8
Share of interest		(117.9)	-	(117.9)	(97.3)	-	(97.3)
Share of movement on derivatives		-	5.5	5.5	-	(13.0)	(13.0)
Share of tax		(31.8)	(2.0)	(33.8)	(28.8)	(1.1)	(29.9)
Share of profit on jointly controlled entities and associates		19.5	4.4	23.9	41.0	2.6	43.6
Operating profit	4	1,081.4	98.7	1,180.1	887.4	98.9	986.3
Finance income	6	193.4	-	193.4	164.9	-	164.9
Finance costs	6	(230.9)	(10.6)	(241.5)	(210.8)	(43.5)	(254.3)
Profit before taxation		1,043.9	88.1	1,132.0	841.5	55.4	896.9
Taxation	7	(276.4)	(25.1)	(301.5)	(244.3)	(10.3)	(254.6)
Profit for the year		767.5	63.0	830.5	597.2	45.1	642.3
Attributable to:							
Equity holders of the parent		767.5	63.0	830.5	597.2	45.1	642.3
Basic earnings per share	9			96.5p			74.7p
Diluted earnings per share	9			93.9p			72.9p
Dividends paid in the year	8			£411.3m			£378.8m

The accompanying notes are an integral part of these accounts.

Consolidated Balance Sheet
as at 31 March 2007

	2007 £m	2006 restated £m
Assets		
Property, plant and equipment	**5,042.1**	4,646.6
Intangible assets:		
Goodwill	**293.2**	293.4
Other intangible assets	**12.9**	12.5
Investments in associates and jointly controlled entities	**702.3**	703.1
Other investments	**4.1**	3.3
Retirement benefit assets	**128.1**	90.2

Deferred tax assets	**66.0**	86.0
Derivative financial assets	**54.5**	34.4
Non-current assets	**6,303.2**	5,869.5
Intangible assets	**177.7**	284.7
Inventories	**214.1**	164.2
Trade and other receivables	**1,861.4**	1,662.9
Cash and cash equivalents	**56.1**	49.9
Derivative financial assets	**452.9**	287.2
Current assets	**2,762.2**	2,448.9
Total assets	**9,065.4**	8,318.4
Liabilities		
Loans and other borrowings	**474.8**	417.3
Trade and other payables	**1,935.1**	1,834.6
Current tax liabilities	**199.2**	165.4
Provisions	**8.0**	2.8
Derivative financial liabilities	**351.9**	205.2
Current liabilities	**2,969.0**	2,625.3
Loans and other borrowings	**1,803.8**	1,797.6
Deferred tax liabilities	**923.7**	919.1
Provisions	**104.4**	79.0
Trade and other payables	**327.7**	396.7
Employee benefit obligations	**220.0**	284.0
Derivative financial liabilities	**120.9**	71.3
Non-current liabilities	**3,500.5**	3,547.7
Total liabilities	**6,469.5**	6,173.0
Net assets	**2,595.9**	2,145.4
Equity:		
Share capital	**431.0**	430.2
Share premium	**99.1**	90.7
Capital redemption reserve	**13.7**	13.7
Equity reserve	**14.6**	14.6
Hedge reserve	**(10.5)**	6.6
Retained earnings	**2,048.0**	1,589.6
Total equity attributable to equity holders of the parent	**2,595.9**	2,145.4

Consolidated statement of recognised income and expense
For the year ended 31 March 2007

	2007 £m	2006 £m
(Losses) on effective portion of cash flow hedges (net of tax)	**(22.6)**	(11.7)
Actuarial gain / (loss) on retirement benefit schemes (net of tax)	**33.2**	(9.9)
Jointly controlled entities and associates:		
Share of gains on effective portion of cash flow hedges (net of tax)	**5.5**	-
Share of actuarial (loss) on retirement benefit schemes (net of tax)	**(1.4)**	-
Other movements	**-**	(0.4)
Net income / (expense) recognised directly in equity	**14.7**	(22.0)
Profit for the year	**830.5**	642.3
Total recognised income and expense for the year	**845.2**	620.3
Attributable to:		
Equity holders of the parent	**845.2**	620.3

Consolidated Cash Flow Statement
for the year ended 31 March 2007

	2007 £m	2006 £m
Cash flows from operating activities		
Profit for the year after tax	830.5	642.3
Taxation	301.5	254.6
Movement on financing and operating derivatives	(50.7)	57.9
Finance costs	230.9	210.8
Finance income	(193.4)	(164.9)
Share of jointly controlled entities and associates	(23.9)	(43.6)
Gain on disposal of subsidiary	-	(18.6)
Pension service charges less contributions paid	(31.6)	(22.3)
Depreciation and impairment of assets	239.1	200.1
Amortisation and impairment of intangible assets	57.2	3.9
Deferred income released	(15.1)	(16.4)
(Increase) in inventories	(48.7)	(30.8)
(Increase) in receivables	(225.0)	(585.1)
Increase in payables	40.4	436.8
(Decrease) in provisions	25.7	(14.5)
Charge in respect of employee share awards	6.8	4.0
Profit on disposal of property, plant and equipment	(5.0)	(5.2)
Loss on disposal of replaced assets	1.7	5.2
Cash generated from operations	1,140.4	914.2
Dividends received from jointly controlled entities	22.7	8.0
Finance income	63.4	51.4
Finance costs	(118.8)	(119.5)
Income taxes paid	(212.2)	(217.9)
Payment for consortium relief	(26.6)	-
Net cash from operating activities	868.9	636.2
Cash flows from investing activities		
Purchase of property, plant and equipment	(564.1)	(529.4)
Purchase of software	(3.7)	(1.2)
Deferred income received	12.4	7.9
Proceeds from sale of property, plant and equipment	13.0	16.3
Net proceeds from sale of subsidiary	-	17.3
Loans to jointly controlled entities	(5.5)	-
Loans to associates	-	(0.7)
Initial investment in Scotia Gas Networks plc	-	(505.0)
Initial investment in Marchwood Power	(5.0)	-
Loans repaid by jointly controlled entities	33.8	10.8
Loans repaid by associates	0.8	7.3
Investment in associate	-	(15.0)
Investment in other financial assets	(2.8)	(1.9)
Purchase of businesses and subsidiaries	-	(0.6)
Net cash from investing activities	(521.1)	(994.2)
Cash flows from financing activities		
Proceeds from issue of share capital	9.2	9.9
Dividends paid to company's equity holders	(411.3)	(378.8)
Employee share awards share purchase	(8.2)	(9.5)
New borrowings	236.5	552.4
Repayment of borrowings	(169.4)	-
Net cash from financing activities	(343.2)	174.0
Net increase/(decrease) in cash and cash equivalents	4.6	(184.0)

Cash and cash equivalents at the start of year	43.8	227.8
Net increase/(decrease) in cash and cash equivalents	4.6	(184.0)
Cash and cash equivalents at the end of year	48.4	43.8

Notes to the Preliminary Statement
For the year ended 31 March 2007

1. Financial Information

The financial information set out in this announcement does not constitute the Group's statutory accounts for the years ended 31 March 2007 or 2006 within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for 2006 have been delivered to the Registrar of Companies and those for 2007 will be delivered in due course. Both sets of accounts have been prepared under International Financial Reporting Standards as adopted by the EU (adopted IFRS) The auditors have reported on those financial statements; their reports were (i) unqualified; (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their reports; and (iii) did not contain statements under sections 237(2) or (3) of the Companies Act 1985. This preliminary announcement was authorised by the Board on 30 May 2007.

2. Basis of preparation

The financial information set out in this announcement and has been prepared under the historical cost convention and in accordance with International Financial Reporting Standards and its interpretations as adopted by the European Union (adopted IFRS). The accounting policies adopted by the group in this financial information are consistent with those used in the financial statements for the year ended 31 March 2007. Certain comparative balance sheet items have been reclassified as current and non-current assets or liabilities to enhance understanding of the prior year results and to aid comparability with the current year presentation. No revision of valuations has been made. The financial statements are presented in pounds sterling.

3. Basis of consolidation of the Group

The financial information consolidates the results and net assets of Scottish and Southern Energy plc and its subsidiaries together with the Group's share of the results and net assets of its jointly controlled entities and associates.

The results of subsidiary undertakings acquired or sold are consolidated from the date that control commences until the date control ceases using the purchase method of accounting.

The Group's share of the total recognised gains and losses of associates are included on an equity accounted basis from the date that significant influence commences until the date significant influence ceases.

Investments in jointly controlled entities are accounted for under the equity method of accounting from the date that joint control commences until the date joint control ceases. Jointly controlled operations are businesses which use assets and liabilities that are separable from the rest of the Group. In these arrangements, the Group accounts for its own share of property, plant and equipment, carries its own inventories, incurs its own expenses and liabilities and raises its own finance.

Notes to the Preliminary Statement
for the year ended 31 March 2007

4. Segmental information

Primary reporting format – business segments

The primary segments are as reported for management purposes and reflect the day-to-day management of

the business. The Group's primary segments are the distribution and transmission of electricity in the North of Scotland, the distribution of electricity the South of England (together referred to as Power Systems), the generation and supply of electricity and sale of gas in Great Britain (Generation and Supply). The Group's 50% equity share in Scotia Gas Networks plc, a business which distributes gas in Scotland and the South of England, is included as a separate segment where appropriate due to its significance.

Analysis of revenue and operating profit by segment is provided below. All revenue and profit before taxation arise from operations within Great Britain and Ireland.

a) Revenue by segment

	Total revenue 2007 £m	Total revenue 2006 £m	Intra-segment revenue 2007 £m	Intra-segment revenue 2006 £m	External revenue 2007 £m	External revenue 2006 £m
Power Systems						
Scotland	**270.4**	261.1	**99.1**	104.1	**171.3**	157.0
England	**407.4**	415.9	**189.6**	204.0	**217.8**	211.9
	677.8	677.0	**288.7**	308.1	**389.1**	368.9
Generation and Supply	**10,977.9**	9,287.8	**15.4**	27.4	**10,962.5**	9,260.4
Other businesses	**859.4**	783.3	**343.9**	267.4	**515.5**	515.9
	12,515.1	10,748.1	**648.0**	602.9	**11,867.1**	10,145.2

Revenue from the Group's investment in Scotia Gas Networks (SSE share being 2007 - £297.3m; 2006 - £261.5m) is not recorded in the revenue line in the income statement.

b) Operating profit by segment

2007	Adjusted £m	JCE / Associate share of interest and tax (i) £m	Before exceptional items and certain re-measurements £m	Exceptional items and certain re-measurements £m	Total £m
Power Systems					
Scotland	**144.0**	**-**	**144.0**	**-**	**144.0**
England	**224.0**	**-**	**224.0**	**-**	**224.0**
	368.0	**-**	**368.0**	**-**	**368.0**
Scotia Gas Networks plc	**103.1**	**(122.2)**	**(19.1)**	**3.8**	**(15.3)**
Energy Systems	**471.1**	**(122.2)**	**348.9**	**3.8**	**352.7**
Generation and Supply	**642.6**	**(27.1)**	**615.5**	**94.9**	**710.4**
Other businesses	**125.2**	**(0.4)**	**124.8**	**-**	**124.8**
	1,238.9	**(149.7)**	**1,089.2**	**98.7**	**1,187.9**
Unallocated expenses (ii)	**(7.8)**	**-**	**(7.8)**	**-**	**(7.8)**
	1,231.1	**(149.7)**	**1,081.4**	**98.7**	**1,180.1**

Notes to the Preliminary Statement

for the year ended 31 March 2007

4. Segmental information (continued)

b) Operating profit by segment (continued)

2006 Adjusted	JCE / Associate share of	Before exceptional items and	Exceptional items and certain re-	Total

	£m	interest and tax (i) £m	certain re-measurements £m	measurements £m	£m
Power Systems					
Scotland	141.8	-	141.8	-	141.8
England	226.1	-	226.1	-	226.1
	367.9	-	367.9	-	367.9
Scotia Gas Networks plc	102.7	(97.9)	4.8	(9.1)	(4.3)
Energy Systems	470.6	(97.9)	372.7	(9.1)	363.6
Generation and Supply	444.8	(28.2)	416.6	89.4	506.0
Other businesses	106.0	-	106.0	18.6	124.6
	1,021.4	(126.1)	895.3	98.9	994.2
Unallocated expenses (ii)	(7.9)	-	(7.9)	-	(7.9)
	1,013.5	(126.1)	887.4	98.9	986.3

(i) The adjusted operating profit of the Group is reported after removal of the Group's share of interest, fair value movements on financing derivatives and tax from jointly controlled entities and associates. The share of Scotia Gas Networks plc interest includes loan stock interest payable to the consortium shareholders (£35.8m; 2006 - £28.m), other interest payable (£70.6m; 2006 - £54.1m) and tax (£15.8m; 2006 - £15.0m). The Group has accounted for its 50% share of this, £35.8m (2006 - £28.8m), as finance income (note 6).
(ii) Unallocated expenses comprise corporate office costs which are not directly allocable to particular segments.

Notes to the Preliminary Statement

for the year ended 31 March 2007

5. Exceptional items and certain re-measurements

i) Exceptional items

During the year, net dividends of £33.0m (2006 - £92.1m) were received in relation to the administration of TXU Europe Energy Trading Limited which had been placed into administration in 2002. The net receipts have been shown separately in the income statement. In addition to this, the Group's share of the net dividend from the administration of TXU Europe Energy Trading Limited recognised as income by an associate company, Barking Power Limited, amounting to £0.9m, (2006 - £16.7m) is shown separately within share of operating profit from jointly controlled entities and associates.

In the year to March 2006 a gain on disposal of Thermal Transfer Limited, a wholly owned subsidiary, of £18.6m was recognised. There was no tax effect on this exceptional item.

ii) Certain re-measurements

Certain re-measurements arising from the adoption of IAS 39 are disclosed separately to aid understanding of the underlying performance of the Group. This category includes the movement on derivatives as described in note 12.

These transactions can be summarised thus:

	2007 £m	2006 £m
Exceptional items		
Distributions from TXU administrator	**33.9**	108.8
Disposal of Thermal Transfer	-	18.6
	33.9	127.4
Certain re-measurements		
Movement on operating derivatives (note 12)	**61.3**	(14.4)
Movement on financing derivatives (note 12)	**(10.6)**	(43.5)
Share of movements on derivatives in jointly controlled entities	**5.5**	(13.0)
	56.2	(70.9)
Profit before taxation	**90.1**	56.5
Taxation (i)	**(27.1)**	(11.4)
Profit for the year	**63.0**	45.1

(i) Taxation includes £2.0m (2006 - £1.1m) recognised within share of associates and jointly controlled entities on the face of the Income Statement.

Notes to the Preliminary Statement

for the year ended 31 March 2007

6. Net finance costs

	2007 £m	2006 £m
Finance income:		
Return on pension scheme assets	**130.1**	115.7
Interest income from short term deposits	**3.8**	3.3
Other interest receivable		
Scotia Gas Networks loan stock	**35.8**	28.8
Other jointly controlled entities and associates	**9.5**	10.4
Other receivable	**14.2**	6.7
	59.5	45.9
Total finance income	**193.4**	164.9
Finance costs:		
Bank loans and overdrafts	**(34.0)**	(40.1)
Other loans and charges	**(98.2)**	(71.1)
Interest on pension scheme liabilities	**(107.2)**	(100.0)
Accretion of convertible debt component	**(3.6)**	(3.6)
Less: interest capitalised	**13.5**	8.3
Notional interest arising on discounted items	**(1.4)**	(4.3)
Finance costs excluding movement on financing derivatives	**(230.9)**	(210.8)
Movement on financing derivatives (note 12)	**(10.6)**	(43.5)
Total finance costs	**(241.5)**	(254.3)
Net finance costs	**(48.1)**	(89.4)

Adjusted net finance costs are arrived at after the following adjustments:

	2007 £m	2006 £m
Net finance costs	**(48.1)**	(89.4)
(add)/less:		
Share of interest from jointly controlled entities and associates		
Scotia Gas Networks loan stock	**(35.8)**	(28.8)
Other jointly controlled entities and associates	**(82.1)**	(68.5)
	(117.9)	(97.3)
Accretion of convertible debt component	**3.6**	3.6
Movement on financing derivatives (note 12)	**10.6**	43.5
Adjusted finance income and costs	**(151.8)**	(139.6)
(add)/less:		
Return on pension scheme assets	(130.1)	(115.7)
Interest on pension scheme liabilities	107.2	100.0
Notional interest arising on discounted provisions	1.4	4.3
Adjusted finance income and costs for interest cover calculation	(173.3)	(151.0)

Notes to the Preliminary Statement

for the year ended 31 March 2007

7. Taxation

Analysis of charge recognised in the income statement:

2007	2006

	Before Exceptional items and certain re-measurements £m	Exceptional items and certain re-measurements £m	Total £m	Before Exceptional items and certain re-measurements £m	Exceptional items and certain re-measurements £m	Total £m
Current tax						
UK corporation tax	286.5	9.9	296.4	218.1	27.6	245.7
Adjustments in respect of previous years	(19.9)	-	(19.9)	(0.4)	-	(0.4)
Total current tax	266.6	9.9	276.5	217.7	27.6	245.3
Deferred tax						
Current year	7.1	15.2	22.3	14.6	(17.3)	(2.7)
Adjustments in respect of previous years	2.7	-	2.7	12.0	-	12.0
Total deferred tax	9.8	15.2	25.0	26.6	(17.3)	9.3
Total taxation charge	276.4	25.1	301.5	244.3	10.3	254.6

The charge for the year can be reconciled to the profit per the income statement as follows:

	2007 £m	**2007 %**	2006 £m	2006 %
Group profit before tax	**1,132.0**		896.9	
Less: share of results of associates and jointly controlled entities	**(23.9)**		(43.6)	
Profit before tax	**1,108.1**		853.3	
Tax on profit on ordinary activities at standard UK corporation tax rate of 30% (2006 – 30%)	**332.4**	**30.0**	256.0	30.0
Tax effect of:				
Expenses not deductible for tax purposes	**1.5**	**0.1**	0.7	0.1
Non taxable income	**(6.3)**	**(0.6)**	(4.8)	(0.6)
Adjustments to tax charge in respect of previous years	**(17.1)**	**(1.5)**	11.6	1.3
Consortium relief not paid for	**(8.9)**	**(0.8)**	(8.6)	(1.0)
Utilisation of tax losses	**(0.1)**	**-**	(0.3)	-
Group tax charge and effective rate	**301.5**	**27.2**	254.6	29.8

The adjusted current tax charge is arrived at after the following adjustments:

	2007		2006	
	£m	**%**	£m	%
Total taxation charge	**301.5**	**26.6**	254.6	28.3
Effect of adjusting items (see below)	**-**	**1.3**	-	0.8
	301.5	**27.9**	254.6	29.1
(add)/less:				
Share of current tax from jointly controlled entities and associates	**16.0**	**1.5**	13.8	1.6
Exceptional items	**(9.9)**	**(0.9)**	(27.6)	(3.2)
Tax on movement on derivatives	**(15.2)**	**(1.4)**	17.3	2.0
Deferred tax	**(9.8)**	**(0.9)**	(26.6)	(3.0)
Adjusted current tax charge and effective rate	**282.6**	**26.2**	231.5	26.5

The adjusted effective rate is based on adjusted profit before tax being:

	2007 £m	2006 £m
Profit before tax	**1,132.0**	896.9
(add)/less:		
Exceptional items and certain re-measurements	**(88.1)**	(55.4)
Share of tax from jointly controlled entities and associates	**31.8**	28.8

Accretion of convertible debt component	**3.6**	3.6
Adjusted profit before tax	**1,079.3**	873.9

Notes to the Preliminary Statement

for the year ended 31 March 2007

8. Dividends

	2007 £m	2006 £m
Amounts recognised as distributions from equity		
Final dividend for the previous year of 32.7p (2006 – 30.3p) per share	281.3	260.0
Interim dividend for the current year of 15.1p (2006 – 13.8p) per share	130.0	118.8
	411.3	378.8
Proposed final dividend for the current year of 39.9p (2006 – 32.7p) per share	343.9	281.3

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements. The final dividend paid, £281.3m (32.7p, 2006 – 30.3p), was declared on 31 May 2006, approved at the Annual General Meeting on 27 July 2006 and was paid to shareholders on 22 September 2006. An interim dividend of £130.0m (15.1p, 2006 – 13.8p) was paid on 23 March 2007.

9. Earnings per share

Basic earnings per share

The calculation of basic earnings per share at 31 March 2007 is based on the net profit attributable to ordinary shareholders and a weighted average number of ordinary shares outstanding during the year ended 31 March 2007. All earnings are from continuing operations.

Adjusted earnings per share

Adjusted earnings per share has been calculated by excluding the charge for deferred tax and exceptional items and certain re-measurements.

	2007		2006	
	Earnings £m	**Earnings per share pence**	Earnings £m	Earnings per share pence
Basic	**830.5**	**96.5**	642.3	74.7
Exceptional items and certain re-measurements (note 5)	**(63.0)**	**(7.3)**	(45.1)	(5.2)
Basic excluding exceptional items and certain re-measurements	**767.5**	**89.2**	597.2	69.5
Adjusted for:				
Deferred tax (note 7)	**9.8**	**1.1**	26.6	3.1
Deferred tax from share of jointly controlled entities and associates results	**15.8**	**1.8**	15.0	1.7
Accretion of convertible debt component	**3.6**	**0.4**	3.6	0.4
Adjusted	**796.7**	**92.5**	642.4	74.7
Basic	830.5	96.5	642.3	74.7

Convertible debt interest (net of tax)	10.7	1.2	10.5	1.2
Dilutive effect of convertible debt	-	(3.8)	-	(3.0)
Diluted	841.2	93.9	652.8	72.9
Exceptional items and certain re-measurements	(63.0)	(7.0)	(45.1)	(5.0)
Diluted excluding exceptional items and certain re-statements	778.2	86.9	607.7	67.9

The weighted average number of shares used in each calculation is as follows:

	2007 Number of shares (millions)	2006 Number of shares (millions)
For basic and adjusted earnings per share	**860.9**	859.5
Effect of exercise of share options	**1.8**	1.7
	862.7	861.2
Effect of dilutive convertible debt	**33.3**	33.3
For diluted earnings per share	**896.0**	894.5

Notes to the Preliminary Statement
for the year ended 31 March 2007

10. Reserves

	Share premium account £m	Capital redemption reserve £m	Equity reserve £m	Retained earnings £m	Hedge reserve £m	Total £m
At 1 April 2006	90.7	13.7	14.6	1,589.6	6.6	1,715.2
Profit for the year	-	-	-	830.5	-	830.5
Effective portion of changes in fair value of cash flow hedges	-	-	-	-	(22.6)	(22.6)
Premium on issue of shares	8.4	-	-	-	-	8.4
Actuarial losses on retirement benefit schemes (net of tax)	-	-	-	33.2	-	33.2
Jointly controlled entities						
Share of change in fair value of effective cash flow hedges	-	-	-	-	5.5	5.5
Share of actuarial losses on retirement benefit schemes (net of tax)	-	-	-	(1.4)	-	(1.4)
Dividends to shareholders	-	-	-	(411.3)	-	(411.3)
Credit in respect of employee share awards	-	-	-	6.8		6.8
Investment in own shares	-	-	-	(8.2)	-	(8.2)
Current and deferred tax recognised in equity in respect of employee share awards	-	-	-	8.8	-	8.8
At 31 March 2007	99.1	13.7	14.6	2,048.0	(10.5)	2,164.9

The hedge reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedge derivative instruments related to hedged transactions that have not yet occurred.

The equity reserve comprises the equity component of the Group's convertible bond.

Notes to the Preliminary Statement
for the year ended 31 March 2007

11. Pensions

Valuation of combined Pension Schemes

	Long- term rate of return expected at 31 March 2007 %	**Value at 31 March 2007 £m**	Long- term rate of return expected at 31 March 2006 %	Value at 31 March 2006 £m
Equities	**8.0**	**1,253.6**	7.7	1,258.5
Government bonds	**4.5**	**378.6**	4.2	321.8
Corporate bonds	**5.4**	**221.4**	4.9	211.4
Other investments	**5.7**	**256.8**	5.0	225.6
Total fair value of plan assets		**2,110.4**		2,017.3
Present value of defined benefit obligations		**(2,202.3)**		(2,211.1)
Deficit in the scheme		**(91.9)**		(193.8)
Deferred tax thereon		**27.6**		58.1
Net pension liability		**(64.3)**		(135.7)

Movements in the defined benefit obligation are as follows:

	2007 £m	2006 £m
At 1 April	(2,211.1)	(1,878.9)
Movements in the year:		
Service costs	(30.3)	(22.9)
Member contributions	(7.7)	(7.7)
Benefits paid	89.2	86.1
Interest on pension scheme liabilities	(107.2)	(100.0)
Losses on curtailments	-	(0.6)
Actuarial gains / (losses)	64.8	(287.1)
At 31 March	(2,202.3)	(2,211.1)

Movements in scheme assets during the year:

	2007 £m	2006 £m
At 1 April	2,017.3	1,651.3
Movements in the year:		
Expected return on pension scheme assets	130.1	115.7
Assets distributed on settlement	(89.2)	(86.1)
Employer contributions	61.9	55.7
Member contributions	7.7	7.7
Actuarial (losses) / gains	(17.4)	273.0
At 31 March	2,110.4	2,017.3

12. Financial Assets / Liabilities

The Group has classified derivative financial instruments into two categories, operating derivatives and

financing derivatives. Operating derivatives include all qualifying commodity contracts including those for electricity, gas, oil, coal and carbon. Financing derivatives include all fair value and cash flow interest rate hedges, non-hedge accounted (mark-to-market) interest rate derivatives, cash flow foreign exchange hedges and non-hedge accounted foreign exchange contracts. Non-hedge accounted contracts are treated as held for trading. The carrying value is the same as the fair value for all instruments.

The net movement reflected in the Income Statement can be summarised thus:

	2007 £m	2006 £m
Operating derivatives		
Total result on operating derivatives (i)	**(134.5)**	176.1
Less: amounts settled in the year (ii)	**195.8**	(190.5)
Movement in unrealised derivatives	**61.3**	(14.4)
Financing derivatives (and hedged items)		
Total result on financing derivatives (i)	**(117.7)**	(47.3)
Less: amounts settled in the year (ii)	**107.1**	3.8
Movement in unrealised derivatives	**(10.6)**	(43.5)
Total	**50.7**	(57.9)

(i) Total result on derivatives in the income statement represents the total amount (charged) or credited to the income statement in respect of operating and financing derivatives.

(vi) Amounts settled in the year represent the result on derivatives transacted which have matured or been and have been included within the total result on derivatives.

13. Analysis of net debt

	At 1 April 2006 £m	Decrease in cash and cash equivalents £m	(Increase)/ decrease in debt £m	**At 31 March 2007 £m**
Cash and cash equivalents	49.9	6.2	-	**56.1**
Bank overdraft (i)	(6.1)	(1.6)	-	**(7.7)**
	43.8	4.6	-	**48.4**
Loans and borrowings	(2,214.7)	-	(73.2)	**(2,287.9)**
Finance lease creditors	(1.6)	-	0.5	**(1.1)**
Bank overdraft (i)	6.1	-	1.6	**7.7**
	(2,210.2)	-	(71.1)	**(2,281.3)**
Net debt	**(2,166.4)**	**4.6**	**(71.1)**	**(2,232.9)**

(i) Bank overdrafts are reported on the balance sheet as part of current loans and borrowings. For cash flow purposes, these have been included as cash and cash equivalents.

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Reward Product
Released	07:01 31-May-07
Number	4837X

Scottish and Southern Energy

SCOTTISH AND SOUTHERN ENERGY PLC

NEW PROGRAMME TO REWARD CUSTOMERS FOR ENERGY EFFICIENCY

Scottish and Southern Energy plc ("SSE"), the UK's third largest supplier of electricity and gas, will later this year launch a new programme which will help customers to reduce their energy consumption and reward them for doing so. This will be the most comprehensive programme introduced by an energy supplier in the UK to incentivise its customers to use less of its core products.

In the programme SSE will work with its customers to use less energy, save money and help them address climate change. Customers will earn 'energy efficiency credits' by: reducing their consumption of electricity and gas over time; investing in energy efficiency measures such as loft insulation or the replacement of inefficient appliances with A-rated ones; and taking steps to minimise other environmental impacts by, for example, opting for electronic billing. The credits can then be used towards their SSE energy bills or further energy efficiency measures.

In the first year a customer with average* energy use could secure credits worth around £100 by actions including: reducing their consumption of electricity and gas by around 10%; buying one new low-energy appliance at about £250; and installing loft insulation with a net cost of around £200. These credits would be in addition to the direct energy bill savings achieved as a result of cutting consumption and savings on the underlying cost of appliances themselves. There will be no premium on the price of the electricity and gas supplied in the programe compared with standard tariffs.

Of all the UK's energy suppliers, SSE already includes the highest component of renewable energy in the fuel mix of the electricity it supplies to customers. It has set itself a target to reduce by 20% the amount of carbon dioxide per kilowatt hour of electricity produced at power stations in which it has an ownership or contractual interest. The base year for the target is 2005/06 and SSE aims to achieve the 20% reduction by 2015/16.

Ian Marchant, Chief Executive of SSE, said:

"Last week's White Paper said the starting point for energy policy is to start saving energy, and we need to change the way we consume electricity and gas in the UK. Our homes account for a quarter of the UK's carbon emissions. We can't turn the clock back to the days of candles and log fires. But we can turn it forward, and use modern technology to hasten the move towards a lower-carbon society. To do this will require a partnership between customers and their energy suppliers, and it is precisely that kind of partnership which this programme will be all about. Put simply, we want to reward our customers for doing the right thing.

It may seem odd for a company to actively work to reduce demand for its core products, but we believe it's the only way forward that is sustainable for our business and for society as a whole."

*** SSE's annual dual fuel cost for the average customer (3300kWh electricity, 20500kWh gas) paying quarterly on its standard domestic tariff averaged across all electricity regions in the UK and including VAT of 5% is £872 per annum.**

END

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Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Co2 Target
Released	07:01 31-May-07
Number	4838X

Scottish and Southern Energy

SCOTTISH AND SOUTHERN ENERGY PLC
ADOPTION OF TARGET TO REDUCE EMISSIONS OF CARBON DIOXIDE

Scottish and Southern Energy plc ("SSE") has set itself a target to reduce by 20% the amount of carbon dioxide per kilowatt hour of electricity produced at power stations in which it has an ownership or contractual interest.

The base year for SSE's target is 2005/06, when its emissions of carbon dioxide were 622g/kWh, and it is aiming to achieve the 20% reduction, to 498g/kWh or less, by 2015/16. Based on SSE's existing portfolio of assets and contracts and on typical electricity output, the target, if achieved, would mean there would be around five million tonnes fewer carbon dioxide emissions in 2015/16 compared with 2005/06.

SSE is the UK's second largest generator of electricity and the largest generator from renewable sources. It owns just over 10,000 megawatts (MW) of electricity generation capacity, including its share of joint ventures. This comprises: over 1,500 megawatts (MW) of hydro and wind capacity; almost 4,400MW of gas-fired capacity; 4,000MW of coal-fired capacity (with biomass 'co-firing' capability); and 150MW of oil-fired capacity.

SSE's target includes power it acquires under asset-specific contracts with other electricity generators, such as that relating to Rocksavage Power Station near Runcorn, but excludes power acquired via contracts which do not specifiy the asset at which the power is to be produced. Similarly, the target would include Certified Emissions Reductions (CERs) from specific generation projects under the Clean Development Mechanism established under Article 12 of the Kyoto Protocol, but would exclude those which are not related to a specific generation project.

Ian Marchant, Chief Executive of SSE, said:

"In the last six months, we've had the EU agreement to adopt a binding target on the use of renewable energy, the Approved National Allocation Plan for Phase II of the EU Emissions Trading Scheme, the draft Climate Change Bill and the Energy White Paper. All of these point in one direction: the industry is going to have to produce less carbon dioxide per unit of electricity generated.

"We have set ourselves a challenging target which, if achieved and replicated in all industries and across all sectors, would put the UK ahead of schedule to reach its 2050 target of a 60% cut in emissions of carbon dioxide. It is, however, essential that steps to de-carbonise electricity production are also matched by substantive progress on efficient energy consumption.

"We will report on our progress against the 2016 target each year and the decisions we take and the investments we make will be guided by it. Like any long-term target, achievement will be influenced by circumstances outside our control, such as the weather and fuel price movements. Nevertheless, we are very serious in our aim to make such a significant cut in carbon intensity.

"That is why we already have such extensive involvement in developments designed to deliver much more renewable energy, carbon capture and storage and significantly increased thermal efficiency of power plant. We will maintain this balanced approach to reducing carbon intensity in the years ahead."

END

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Regulatory Announcement

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Free annual report

Company	Scottish & Southern Energy PLC
TIDM	SSE
Headline	Director/PDMR Shareholding
Released	11:28 04-Jun-07
Number	7092X

Scottish and Southern Energy

RNS Number:7092X
Scottish & Southern Energy PLC
04 June 2007

SHARE INCENTIVE PLAN

The Company was notified on 31 May 2007 by Computershare Investor Services plc, the provider of the all employee Share Incentive Plan ('SIP'), of the following purchases on 31 May 2007 in the Company's ordinary shares:-

(a) that 28,644 shares were purchased and allocated at £15.50 per share using participating employees' gross salary ('Partnership Shares').

(b) that the Company matched the Partnership Shares purchased by employees and allocated a further 22,562 shares at £15.50 per share ('Matching Shares'). The Company gives employees 1 Matching Share for each Partnership Share bought by them up to a maximum of 5 Matching Shares per employee, each month.

The purchase, referred to above, was made pursuant to a regular standing order instruction with Computershare Investor Services plc for the monthly purchase of Partnership Shares.

The interests of Executive directors/PDMRs of the Company in the transactions were as follows:

Directors	Number of Partnership Shares	Number of Matching Shares	Percentage of issued class	Total holding following notification	Total percentage of shares in issue following notification
Colin Hood Director	8	5	0.000002%	26,736	0.003%
Ian Marchant Director	8	5	0.000002%	94,812	0.011%
Alistair Phillips-Davies Director	8	5	0.000002%	31,142	0.004%
Gregor Alexander Director	8	5	0.000002%	21,615	0.003%
Vincent Donnelly	8	5	N/A	N/A	N/A

PDMR

Michelle Hynd PDMR	8	5	N/A	N/A	N/A
Paul Isgar PDMR	8	5	N/A	N/A	N/A
Graham Juggins PDMR	8	5	N/A	N/A	N/A
Anthony Keeling PDMR	8	5	N/A	N/A	N/A
Ian Manson PDMR	8	5	N/A	N/A	N/A
Mark Mathieson PDMR	8	5	N/A	N/A	N/A
Robert McDonald PDMR	8	5	N/A	N/A	N/A
James McPhillimy PDMR	8	5	N/A	N/A	N/A
Adrian Pike PDMR	8	5	N/A	N/A	N/A
Brian Smith PDMR	2	2	N/A	N/A	N/A
James Smith PDMR	8	5	N/A	N/A	N/A
Paul Smith PDMR	8	5	N/A	N/A	N/A
Alan Young PDMR	8	5	N/A	N/A	N/A

Also, the Company was notified on 1 June 2007 that Sir Robert Smith, a non-executive director, purchased 6,800 Ordinary 50p shares on 1 June 2007 at a price of £15.25.

Director	Number of shares purchased	Percentage of issued share class	Total holding following notification	Total percentage of issued shares following notification
Sir Robert Smith	6,800	0.000789%	22,600	0.003%

END

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